FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Special Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of January 2010
January 28, 2010
Commission File No: 001-13488
BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)
Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
This Report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No. 333-08246), Form F-3/S-3 (SEC File No. 333-106837) and Form F-3/S-3 (SEC File No. 333-120775) filed by the Registrant under the Securities Act of 1933

Interim Management Report
This constitutes the Interim Management Report of British Sky Broadcasting Group plc (the ‘‘Company’’) prepared in accordance with International Accounting Standard 34 ‘‘Interim Financial Reporting’’ (‘‘IAS 34’’) as issued by the International Accounting Standards Board (‘‘IASB’’) and as adopted by the European Union (‘‘EU’’). This Interim Management Report makes references to various Company websites. The information on our websites shall not be deemed to be part of, or incorporated by reference into, this Interim Management Report.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States (“US”) Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections, such as forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, Direct-to-Home (‘‘DTH’’) customer growth, Multiroom, Sky+, Sky+HD and other services’ penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming costs, subscriber management and supply chain costs, administration costs and other costs, marketing expenditure, capital expenditure programmes, liquidity and proposals for returning capital to shareholders.
These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom (‘‘UK’’) and Republic of Ireland (‘‘Ireland’’).
Information on the significant risks and uncertainties associated with our business is described in ‘‘Review of the business – Principal risks and uncertainties’’ in this document. All forward-looking statements in this document are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
British Sky Broadcasting Group plc Interim Management Report 2010	1

Review of the business

Chief Executive Officer’s statement
“It has been another good quarter in what remains a tough environment, with more customers joining Sky and strong demand across our entire product range. The standout performance came in high definition TV with almost half a million customers choosing Sky+HD for our best home entertainment service.
“Our financial results were also strong. Revenue increased by 10% in the first half of the year and, by focusing on operational efficiency, we have been able to absorb the upfront cost of meeting demand and deliver 11% growth in adjusted basic earnings per share. In recognition of the overall performance of the business, we have increased the interim dividend by a further 5% representing a doubling of the dividend over five years. While the economic outlook remains uncertain, we remain well positioned with high-quality products offering customers great value for money.
“This year, we intend to build on our success by bringing our leading HD box technology to even more customers. From today, we will start selling HD-enabled boxes as standard and customers will receive the box for free when they subscribe to our HD pack of channels. These are important steps which will allow us to grow more efficiently and further accelerate the pace of innovation for customers. This weekend, Sky will offer the UK’s first live public broadcast in 3D, using our existing Sky+HD platform, and we are on track for the commercial launch of our dedicated 3D channel in the spring.”
Jeremy Darroch
Chief Executive Officer

2	British Sky Broadcasting Group plc Interim Management Report 2010

Key information
Selected financial data
Set forth below is selected financial data for British Sky Broadcasting Group plc and its subsidiaries (the “Group”) under International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the EU, as at and for each of the years in the three year period ended 30 June 2009. Also set forth below is selected financial data for the Group for the half year periods ended 31 December 2009 and 2008.
The information contained in the following tables should be read in conjunction with the “Financial and operating review” and the Group’s “Condensed consolidated interim financial statements” and related notes, as well as other information included elsewhere in this document.
The selected financial data set forth below as at and for each of the half year periods ended 31 December 2009 and 31 December 2008 are derived from condensed consolidated interim financial statements included in this Interim Management Report on Form 6-K, which have been prepared in accordance with IAS 34. The selected financial data set forth below for each of the years in the three year period ended 30 June 2009 are derived from the consolidated financial statements included in our 2009 Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”).

	Half year ended		Full year ended
	31 December		30 June
	2009	2008	2009	2008	2007
Consolidated Income Statement	£m	£m	£m	£m	£m

Retail subscription	2,294	1,984	4,177	3,765	3,402
Wholesale subscription	115	93	206	181	208
Advertising	157	165	308	328	352
Easynet	100	98	202	178	159
Installation, hardware and service	99	142	235	276	212
Other	108	119	231	224	218
Revenue(1)	2,873	2,601	5,359	4,952	4,551

Operating expense(2)	(2,472)	(2,216)	(4,546)	(4,228)	(3,736)
Operating profit	401	385	813	724	815

Share of results of joint ventures and associates	14	10	19	15	12
Investment income	2	28	35	47	46
Finance costs	(59)	(88)	(220)	(177)	(149)
Profit on disposal of joint venture	–	–	–	67	–
Impairment of available-for-sale investment	–	(59)	(191)	(616)	–
Profit before tax	358	276	456	60	724

Taxation	(102)	(110)	(197)	(187)	(225)
Profit (loss) for the period attributable to equity shareholders of the parent company	256	166	259	(127)	499

Earnings (loss) per share from profit (loss) for the period (in pence)
Basic	14.7p	9.5p	14.9p	(7.3p )	28.4p
Diluted	14.6p	9.5p	14.8p	(7.3p )	28.2p
Dividends per share
Dividends declared per share (in pence)(3)	7.9p	7.5p	17.6p	16.8p	15.5p
Dividends declared per share (in cents)(3)	12.9¢	12.7¢	28.0¢	33.6¢	30.2¢

	As at 31 December		As at 30 June
	2009	2008	2009	2008	2007
Consolidated Balance Sheet	£m	£m	£m	£m	£m

Non-current assets	2,801	2,951	2,632	2,384	2,557
Current assets	1,861	2,766	1,937	1,698	1,363
Current liabilities	(2,078)	(3,071)	(2,194)	(1,893)	(1,499)
Non-current liabilities	(2,460)	(2,667)	(2,439)	(2,357)	(2,374)
Net assets (liabilities)	124	(21)	(64)	(168)	47

Capital stock(4)	2,313	2,313	2,313	2,313	2,313

Number of shares in issue (in millions)	1,753	1,753	1,753	1,753	1,753

British Sky Broadcasting Group plc Interim Management Report 2010	3

Review of the business
continued
Selected other financial data

	As at 31 December		As at 30 June
Statistics (in thousands)	2009	2008	2009	2008	2007

Distribution of Sky Channels
DTH homes	9,708	9,238	9,442	8,980	8,582
Cable homes(5)	4,325	4,247	4,271	1,248	1,259

Total Sky pay homes	14,033	13,485	13,713	10,228	9,841

DTT homes(6)	9,700	9,900	9,900	9,700	9,139

Sky Broadband homes	2,404	1,955	2,203	1,628	716
Sky Talk homes	2,112	1,500	1,850	1,241	526

Notes

(1)	To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Easynet revenue is shown separately and other revenue now principally includes income from Sky Bet, technical platform service revenue and our online portal.

Included within retail subscription revenue for the year ended 30 June 2009 is £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009.

(2)	Included within operating expense for the year ended 30 June 2009 is £3 million (2009: half year £3 million; 2008: full year: £21 million; 2007: full year: £16 million) of expense relating to legal costs incurred on the Group’s claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. For further details see “Financial and operating review – Contingent assets and liabilities”. Included within operating expense for the year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs. Included within operating expense for the full year ended 30 June 2007 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group’s channel distribution agreements.

(3)	Dividends are recognised in the period in which they are approved.

(4)	Capital stock comprises called-up share capital and share premium.

(5)	The number of cable homes is as reported to us by the cable operators. Between February 2007 and November 2008, the reported number of cable homes reflects the impact of Virgin Media (“VM”) ceasing to carry Sky’s Basic Channels on its platform. A new agreement was reached in November 2008 and VM resumed carriage of Sky’s Basic Channels.

(6)	The Digital Terrestrial Television (“DTT”) homes number consists of the UK Office of Communications' (“Ofcom”) estimate of the number of homes where DTT is the only digital TV platform supplying services and includes Top-Up-TV DTT homes. At 31 December 2009 and 30 June 2009, DTT homes also include BT Vision and Tiscali TV DTT homes. The number of DTT homes for all periods disclosed above is based on Ofcom’s Digital Television Update published quarterly in arrears. Latest data available for the period ended 31 December 2009 is as at 30 September 2009.
Factors which materially affect the comparability of the selected financial data
Available-for-sale investment
During fiscal 2009, we recorded an impairment loss of £191 million (2009: half year: £59 million; 2008: full year: £616 million) in the carrying value of our equity investment in ITV plc (“ITV”). For further details see note 4 to the “Condensed consolidated interim financial statements”.
Business combinations
During fiscal 2008, we completed the acquisition of Amstrad plc (“Amstrad”). The results of this acquisition were consolidated from the date on which control passed to the Group (5 September 2007).
During fiscal 2007, we completed the acquisition of 365 Media Group plc (“365 Media”). The results of this acquisition were consolidated from the date on which control passed to the Group (23 January 2007).
Disposal of joint venture
On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group’s 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel’s television operations outside the US). The Group recognised a profit on disposal of £67 million.
4	British Sky Broadcasting Group plc Interim Management Report 2010

Exchange rates
A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see “Financial review – Quantitative and qualitative disclosures about market risk – Foreign exchange risk”.
Since any dividends are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of American Depositary Shares (“ADSs”) representing ordinary shares.
The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Board for pounds sterling expressed in US dollars per £1.00.

Month	High	Low

July 2009	1.6713	1.6027
August 2009	1.6977	1.6212
September 2009	1.6695	1.5910
October 2009	1.6610	1.5878
November 2009	1.6795	1.6383
December 2009	1.6641	1.5892

Full year ended 30 June	Period end	Average	(1)	High	Low

2006	1.8491	1.7808		1.8911	1.7138
2007	2.0063	1.9463		2.0063	1.8203
2008	1.9906	2.0105		2.1104	1.9405
2009	1.6452	1.6028		2.0038	1.3658

Half year ended 31 December	Period end	Average	(1)	High	Low

2008	1.4619	1.6989		2.0038	1.4395
2009	1.6167	1.6360		1.6977	1.5878

(1)	The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant period.
On 25 January 2010, the noon buying rate was US$1.6236 per £1.00.
British Sky Broadcasting Group plc Interim Management Report 2010	5

Review of the business
continued
Principal risks and uncertainties
This section describes the principal risks and uncertainties that could have a material adverse effect on the Group’s business, financial condition, prospects, liquidity or results of operations. These should be read in conjunction with our long-term operating targets, which are set out in “Financial review – Financial and operating review – Trends and other information”. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.
The Group’s business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect the Group’s ability to operate or compete effectively.
The Group is subject to regulation primarily under UK and EU legislation and it is currently and may be in the future subject to proceedings, and/or investigation and enquiries from regulatory authorities. The regimes which affect the Group’s business include broadcasting, telecommunications, competition (antitrust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to the Group’s business. The Group’s business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of the Group’s business, or that of any of the Group’s competitors, could have a material adverse effect on the Group’s business and/or the results of its operations.
The Group cannot be certain that it will succeed in obtaining all requisite approvals and licences in the future for its operations without the imposition of restrictions which may have an adverse consequence to the Group, or that compliance issues will not be raised in respect of the Group’s operations, including those conducted prior to the date of this filing.
On 26 June 2009, Ofcom published its third pay TV consultation document in relation to its ongoing investigation into the UK pay TV industry, which was opened in March 2007. In this consultation document Ofcom confirmed its view, on which it consulted in its previous consultation document, that the Group has market power in narrow wholesale markets for premium sports and movie channels and consulted on its view that the Group has market power in narrow retail markets for premium sports and movie channels. Ofcom also confirmed its view that the Group has, and is acting on, an incentive to limit distribution of those channels on platforms other than satellite. Ofcom confirmed that it continues to believe that its concerns should be addressed by requiring the Group to wholesale designated premium channels on regulated terms (a “wholesale must-offer obligation”) which it proposes to adopt under its sectoral powers and, in this third consultation, Ofcom outlined and consulted on the specifics of such an obligation. The wholesale must-offer obligation as proposed would cover Sky Sports 1 and Sky Sports 2 and substantially all of Sky’s movie channels (including both HD and SD versions in each case and interactive services associated with those channels) and includes price and non-price terms; in particular, Ofcom consulted on a range of regulated wholesale prices for the relevant channels. The range of wholesale prices on which Ofcom consulted is below the current wholesale rate card terms. The wholesale must-offer obligations would be implemented by changes to the Group’s Television Licensable Content Service (“TLCS”) licences.
In the third consultation document, Ofcom also stated that it believes that there may be a case for targeted interventions in relation to subscription video on demand (“SVoD”) movie rights and in relation to the next auction of rights to broadcast live Premier League (“PL”) football matches. With regard to SVoD movie rights, Ofcom stated that if it were to intervene, it is likely that it would make a market investigation reference to the Competition Commission (“CC”). Ofcom did not, however, consult formally on such a reference at this stage as it first wishes to explore with the relevant movie studios whether their existing commercial plans are likely to result in the more effective exploitation of SVoD rights, thereby avoiding the need for regulatory intervention. Ofcom also expressed a concern in relation to collective selling of PL rights. The PL’s commitments to the European Commission regarding the PL’s joint selling of exclusive broadcast rights to football matches do not apply to the PL’s next rights auction which is expected in 2012 for the seasons from and including the 2013/2014 season. Ofcom stated its intention to review with the PL how it intends to ensure that this auction will comply with competition law and stated that this might involve exploring with the PL whether it is willing to provide new commitments.
Interested parties, including the Group, were invited to respond to the third consultation document by 18 September 2009. The Group responded to the consultation and will continue to engage with Ofcom. Ofcom stated that it would consider responses to its consultation before making decisions on whether to intervene under its sectoral powers and whether to issue a consultation on a reference to the CC in relation to SVoD rights. Ofcom aims to publish a final statement in the pay TV market investigation in the first quarter of 2010.
On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totaling £946 million. The investment in ITV has been subject to an in-depth review by the CC. In December 2007 the CC completed its review and delivered the final report of its findings to the Secretary of State (“SoS”) for Business, Enterprise and Regulatory Reform (now the Department for Business, Innovation and Skills). The CC concluded that the Group’s acquisition of the ITV shares may be expected to result in a substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group. The CC also concluded that the acquisition would not materially affect the sufficiency of plurality of persons with control of media enterprises serving relevant audiences. The CC recommended that the Group be required to divest part of its stake such that it would hold less than 7.5% of ITV’s issued share capital. Taking into account the CC’s findings, the SoS announced on 29 January 2008 his decision to make an adverse public interest finding. The SoS also decided to impose on the Group the following remedies to address the substantial lessening of competition identified in the CC’s report: (1) divestment of the Group’s shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed) and (2) undertakings requiring the Group not to dispose of its ITV shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV.
The Group sought judicial review of the decisions of the SoS and CC before the Competition Appeal Tribunal (“CAT”). VM also sought judicial review of the findings of the CC and SoS in relation to media plurality and the remedies imposed. The Group was granted permission to intervene in the review proceedings of VM and VM was granted permission to intervene in the review proceedings brought by the Group.
On 29 September 2008, the CAT published a single judgment with respect to both the Group’s and VM’s appeals. The CAT rejected the Group’s appeal and upheld VM’s challenge relating to media plurality. In relation to remedies, the CAT found that the CC and SoS were entitled to find that divestiture to below 7.5% would most appropriately remedy the competition concerns. The Group applied to the CAT for permission to appeal the CAT’s judgment to the Court of Appeal (“CoA”). That application was rejected. The Group applied directly to the CoA for permission to appeal the CAT judgment and permission was granted on 17 March 2009. VM also applied for permission to appeal the CAT judgment to the CoA, contingent on the success of the Group’s request for permission. VM’s

6	British Sky Broadcasting Group plc Interim Management Report 2010

request for permission to appeal was also granted by the CoA. The Group and the VM appeals were heard together at a hearing before the CoA, on 29-30 October 2009. On 21 January 2010 the CoA handed down its judgment, upholding the Group’s appeal on the media plurality issue, thereby affirming the CC’s interpretation of the media plurality provisions of the relevant legislation, and rejecting the Group’s appeal with respect to the competition issues and the remedial direction that the Group divest the ITV shares such that the Group would hold less than 7.5% of ITV’s issued share capital. As a result, the report of the CC and adverse public interest finding of the SoS (including the remedial direction) are upheld.
The Group’s application to the CoA for permission to appeal the CoA judgment to the Supreme Court, was rejected on 21 January 2010. The Group has until 18 February to apply directly to the Supreme Court for permission to appeal the CoA’s judgment and is currently considering its position.
On 2 January 2009, the UK Department for Business, Innovation and Skills (“BIS”) (then the Department for Business Enterprise and Regulatory Reform) opened a public consultation on draft undertakings implementing the divestment remedy required by the SoS. In December 2009 BIS conducted a further consultation on amendments to the draft undertakings which reflected comments made during the first consultation in January 2009. No further announcement has been made since this consultation closed.
The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.
The Group operates in a highly competitive environment that is subject to rapid change and it must continue to invest and adapt to remain competitive.
The Group faces competition from a broad range of companies engaged in communications and entertainment services, including cable operators, DSL providers, other DTH providers, digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment products companies, betting and gaming companies, companies developing new technologies, and other suppliers of news, information, sports and entertainment, as well as internet businesses and other providers of interactive services. The Group’s competitors increasingly include communication and entertainment providers that are offering services beyond those with which they have traditionally been associated, either through engaging in new areas or by reason of the convergence of the means of delivery of communication and entertainment services. The Group’s competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. A change to such mandate could lead to an increase in the strength of competition from these organisations. Although the Group has continued to develop its services through technological innovation and by licensing, acquiring and producing a broad range of content, the Group cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of its businesses. In particular, the means of delivering various of the Group’s (and/or competing) services may be subject to rapid technological change. The Group’s competitors’ positions may be strengthened by an increase in the capacity of, or developments in, the means of delivery which they use to provide their services.
The Group’s television advertising revenue depends on certain external factors which include the overall value of advertising placed with broadcasters by third party advertisers as well as the amount of such advertising that is placed with the Group and the channels on whose behalf the Group sells advertising space. The Group’s television advertising revenue is also impacted by the audience viewing share of the Sky Channels and the other channels on whose behalf the Group sells advertising and, accordingly, such revenue is affected by the distribution of such channels. These factors will not always be favourable to the Group and developments in those areas may therefore have a negative impact on the Group’s advertising revenue. Television advertising revenue may also be dependent on the viewing behaviour of the television audience. For example, viewers of on-demand programming may choose not to view that programming on Sky Channels and other channels on whose behalf the Group sells advertising. The Group cannot be certain that its television advertising revenue will not be impacted negatively by this behaviour or that advertising revenue for Sky Channels currently offered on other platforms will not be impacted negatively in the future by the offering of video-on-demand services by other operators.
The Group’s ability to compete successfully will depend on its ability to continue to acquire, commission and produce programme content that is attractive to its customers. The programme content and third party programme services the Group has licensed from others are subject to fixed term contracts which will expire or may terminate early. The Group cannot be certain that programme content or third party programme services (whether on a renewal or otherwise) will be available to it at all or on acceptable financial or other terms (including in relation to technical matters such as encryption, territorial limitation and copy protection). Similarly, the Group cannot be certain that such programme content or programme services will be attractive to its customers, even if it is available.
The future demand and speed of take up of the Group’s DTH service, and the Group’s broadband and telephony services, will depend upon the Group’s ability to offer such services to its customers at competitive prices, pressures from competing services (which include both paid-for and free-to-air offerings), and its ability to create demand for its products and to attract and retain customers through a wide range of marketing and promotional activities. The future demand and speed of take up of the Group’s services will also depend upon the Group’s ability to package its content attractively. In addition, the Group operates in a geographic region which has experienced sustained economic growth for a number of years. The effect of the current recession and the recent decline in consumer confidence on the Group’s ability to continue to attract and retain customers is uncertain. Therefore, the Group cannot be certain that the current or future marketing and other activities it undertakes will succeed in generating sufficient demand to achieve its operating targets.
The Group’s business is reliant on technology which is subject to the risk of failure, change and development.
The Group is dependent upon satellites which are subject to significant risks that may prevent or impair their commercial operations, including defects, destruction or damage, and incorrect orbital placement. If the Group, or other broadcasters who broadcast channels on the Group’s DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or the Group’s contracts with satellite providers were terminated, this would have a material adverse effect on the Group’s business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of the Group’s transmission systems or up linking facilities, could have a material adverse effect on its business and operations.
The Group is dependent on complex technologies in other parts of its business, including its customer relationship management systems, broadcast and conditional access systems, advertising sales, email platform, supply chain management systems and its telecommunications network infrastructure, including wide area network, LLU, CISCO core IP network, Marconi/Alcatel optical network and complex application servers.
In terms of the delivery of the Group’s broadcast services, the Group is reliant on a third party telecommunications infrastructure to distribute the content between its head offices at Isleworth and its primary and secondary uplink sites at Chilworth and Fair Oak.

British Sky Broadcasting Group plc Interim Management Report 2010	7

Review of the business
continued
Principal risks and uncertainties
continued
In addition, the Group’s network and other operational systems are subject to several risks that are outside the Group’s control, such as the risk of damage to software and hardware resulting from fire and flood, power loss, natural disasters, and general transmission failures caused by a number of additional factors.
Any failure of the Group’s technologies, network or other operational systems or hardware or software that results in significant interruptions to the Group’s operations could have a material adverse effect on its business.
There is a large existing population of digital satellite reception equipment used to receive the Group’s services, including set-top boxes and ancillary equipment, in which the Group has made a significant investment and which is owned by its customers (other than the smartcards, the hard disk capacity in excess of personal storage capacity and the software in the set-top boxes, to which the Group retains title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should the Group need to or wish to upgrade significantly the existing population of set-top boxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on the Group’s business.
The deployed set-top boxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. The Group estimates that around two million deployed set-top boxes have significant memory constraints and as such it has been necessary to cease accepting applications for including additional channels in the Group’s EPG (the “EPG Launch Queue”)(although the Group is currently consulting with other broadcasters on whether to re-open the EPG Launch Queue just in respect of HD channels). To date, the Group has been able to carry out software downloads from time to time to reconfigure the memory utilisation in set-top boxes and to accommodate additional and increasingly complex services. In the event that the implementation of such software downloads is no longer a course of action available to the Group, it may be limited in its ability to upgrade the services available via the set-top boxes currently installed in customers’ premises.
Failure of key suppliers could affect the Group’s ability to operate its business.
The Group relies on a consistent and effective supply chain to meet its business plan commitments and to continue to maintain its network and protect its services. A failure to meet the Group’s requirements or delays in the development, manufacture or delivery of products from suppliers, the discontinuance of products or services, or a deterioration in support quality, could adversely affect the Group’s ability to deliver its products and services. No assurance can be given that a decline in quality of equipment suppliers in the industry in which the Group operates will not occur. Any such occurrence could have a material adverse effect on the Group’s business.
Sky Talk relies on telecommunications services from network operator BT and failure on the part of BT to meet the Group’s requirements for whatever reason may affect the Group’s ability to deliver its telephony services to Sky Talk customers.
The Group uses a series of products from Openreach (a BT group business) within its LLU operations. These are the colocation space and associated facilities to house the central office equipment (co-mingling), backhaul circuits to connect that equipment to the Group’s network (backhaul extension services) and finally individual copper lines that go between the central office equipment and the end user’s house (both shared and full metallic path facility lines). The Group purchases these products from Openreach under terms and conditions outlined in legally binding undertakings given by
BT and accepted by Ofcom in lieu of a market investigation reference to the CC following Ofcom’s Strategic Review of Telecommunications (the “BT Undertakings”). These undertakings stipulate that the Group buys these products on a fully equivalent basis when compared to other operators (including other parts of BT) who supply broadband, telephony and network products and services. Ofcom has set up an “Equality of Access Board” whose role is to monitor and ensure that all Equivalence of Input requirements agreed in the BT Undertakings are being enacted. Ofcom also monitors the implementation of the BT Undertakings. Outside of the Group’s LLU areas the Group uses BT Wholesale’s IP stream “bitstream” product to provide broadband connectivity to end users. Failure by either Openreach or BT Wholesale in fact to provide its products to the Group on a fully equivalent basis could have a material adverse effect on the Group’s business.
The Group is reliant on encryption and other technologies to restrict unauthorised access to its services.
DTH access to the Group’s services is restricted through a combination of physical and logical access controls, including smartcards which the Group provides to its individual DTH customers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smartcards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smartcards sooner than otherwise planned. Although the Group works with its technology suppliers to ensure that its encryption and other protection technology is as resilient to hacking as possible, there can be no assurance that it will not be compromised in the future. The Group also relies upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which the Group makes available to them. Failure of encryption and other protection technology could impact the Group’s revenue from those operators and from its own DTH customers.
The Group’s network and other operational systems rely on the operation and efficiency of its computer systems. Although the Group’s systems are protected by firewalls, there is a risk that its business could be disrupted by hackers or viruses gaining access to its systems. Any such disruption, and any resulting liability to the Group’s customers, could have a material adverse effect on the Group’s business.
The Group undertakes significant capital expenditure projects, including technology and property projects.
The Group is currently involved in capital expenditure projects including infrastructure projects. As is common with such projects, there is a risk that the Group’s capital expenditure projects may not be completed as envisaged, either within the proposed timescales or budgets, or that the anticipated business benefits of the projects may not be fully achieved.
The Group’s investment in ITV could be subject to future events outside of the Group’s control which could result in a loss in value of the Group’s investment.
On 17 November 2006, the Group acquired 696 million shares in ITV representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The Group’s investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value and recognised a cumulative impairment loss of £807 million in fiscal 2009 and fiscal 2008. The impairment loss for the year ended 30 June 2009 was determined with reference to ITV’s closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group’s third fiscal quarter. Following this impairment, the Group is

8	British Sky Broadcasting Group plc Interim Management Report 2010

required to recognise the effect of any further decline in the value of the equity share price of ITV in the income statement. In line with IFRS, all subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve. At 24 December 2009, the last trading day of the Group’s half year, ITV’s closing equity share price was 53.9 pence. If the Group were to dispose of all or part of its stake in ITV at a price lower than a price consistent with the impairment through the income statement on the date of disposal, the Group would be required to recognise a loss on disposal.
The Group, in common with other service providers that include third party services which the Group retails, relies on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.
The Group’s services largely comprise content in which it owns, or has licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. The Group relies on trademark, copyright and other intellectual property laws to establish and protect its rights over this content. However, the Group cannot be certain that its rights will not be challenged, invalidated or circumvented or that it will successfully renew its rights. Third parties may be able to copy, infringe or otherwise profit from the Group’s rights or content which it owns or licenses, without the Group’s, or the rights holder’s, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for the Group in protecting its rights relating to its online businesses and other digital technology rights.
The Group generates wholesale revenue principally from one customer.
The Group derives its wholesale revenue principally from one customer, VM. On 28 February 2007, the Group’s wholesale supply arrangement to supply VM with the Sky Basic Channels expired, though VM continued to carry versions of all the Sky Premium Channels. On 4 November 2008, the Group announced that it had entered into a new agreement to supply VM with certain of the Sky Basic Channels to take effect on 13 November 2008 and run until 12 June 2011. Economic or market factors, regulatory intervention, or a change in strategy by VM or by the Group in relation to its channels, may adversely influence the Group’s wholesale revenue and other revenue which the Group receives from VM in connection with supply of the Sky Premium and Basic Channels, which may negatively affect the Group’s business.
The Group is subject to a number of medium and long-term obligations.
The Group is party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, its transponder agreements) which impose financial and other obligations upon the Group. If the Group is unable to perform any of its obligations under these agreements and/or arrangements, it could have a material adverse effect on the Group’s business.

British Sky Broadcasting Group plc Interim Management Report 2010	9

Review of the business
continued
Government regulation
Regulatory Update
European Commission Investigation – Premier League
The European Commission’s investigation into the PL joint selling of exclusive broadcast rights to football matches concluded with the European Commission’s adoption, in March 2006, of a decision making commitments offered by the PL legally enforceable. These commitments (a non-confidential version of which has been made available to third parties) are to remain in force until June 2013 and thus applied to the PL’s auctions of media rights for both the 2007/08 to 2009/10 seasons and also the 2010/11 to 2012/13 seasons. Amongst other things, the commitments provide for the PL to sell a number of packages of media rights (including rights via the internet and via mobile), each of which showcase the Premier League as a whole throughout each season. No single bidder is allowed to buy all six packages and packages of live rights are sold to the highest standalone bidder.
The Group has been awarded four of the six packages of rights to show live audiovisual coverage of Premier League football matches in the UK for the 2007/08 to 2009/10 seasons. The Group has also been awarded five of the six packages of rights to show live audiovisual coverage of PL football matches in the UK for the 2010/11 to 2012/13 seasons.
The decision is binding on the PL for the duration of the commitments, but does not bind national competition authorities or national courts. The Commission’s decision does not address competition issues which may arise from contracts for rights in relation to Premier League matches from the 2007/08 season onwards; any such issues could be assessed separately under the competition rules at either a European or national level.
Pay TV Market Investigation
On 26 June 2009, Ofcom published its third pay TV consultation document in relation to its ongoing investigation into the UK pay TV industry, which was opened in March 2007. In this consultation document Ofcom confirmed its view, on which it consulted in its previous consultation document, that the Group has market power in narrow wholesale markets for premium sports and movie channels and consulted on its view that the Group has market power in narrow retail markets for premium sports and movie channels. Ofcom also confirmed its view that the Group has, and is acting on, an incentive to limit distribution of those channels on platforms other than DTH. Ofcom confirmed that it continues to believe that its concerns should be addressed by requiring the Group to wholesale designated premium channels on regulated terms (a “wholesale must-offer obligation”) which it proposes to adopt under its sectoral powers and, in this third consultation, Ofcom outlined and consulted on the specifics of such an obligation. The wholesale must-offer obligation as proposed would cover Sky Sports 1 and Sky Sports 2 and substantially all of Sky’s movie channels (including both HD and SD versions in each case and interactive services associated with those channels) and includes price and non-price terms; in particular, Ofcom consulted on a range of regulated wholesale prices for the relevant channels. The range of wholesale prices on which Ofcom consulted is below the current wholesale rate card terms. The wholesale must-offer obligations would be implemented by changes to the Group’s TLCS licences.
In the third consultation document, Ofcom also stated that it believes that there may be a case for targeted interventions in relation to SVoD movie rights and in relation to the next PL auction. With regard to SVoD movie rights, Ofcom stated that if it were to intervene, it is likely that it would make a market investigation reference to the CC. Ofcom did not, however, consult formally on such a reference at this stage as it first wishes to explore with the relevant movie studios whether their existing commercial plans are likely to result in the more effective exploitation of SVoD rights, thereby avoiding the need for regulatory intervention. Ofcom also expressed a concern in relation to collective selling of PL rights. The PL’s commitments to the European Commission regarding the PL’s joint selling of exclusive broadcast rights to football matches do not apply to the PL’s next rights auction which is expected in 2012 for the seasons from and including the 2013/2014 season. Ofcom stated its intention to review with the PL how it intends to ensure that this auction will comply with competition law and stated that this might involve exploring with the PL whether it is willing to provide new commitments.
Interested parties, including the Group, were invited to respond to the third consultation document by 18 September 2009. The Group responded to the consultation and will continue to engage with Ofcom. Ofcom stated that it would consider responses to its consultation before making decisions on whether to intervene under its sectoral powers and whether to issue a consultation on a reference to the CC in relation to SVoD rights. Ofcom aims to publish a final statement in the pay TV market investigation in the first quarter of 2010.
Review of wholesale digital television broadcasting platforms
In October 2006, Ofcom published a document setting out the scope and timetable for a review of “wholesale digital television broadcasting platforms”. Ofcom indicated that it intends to undertake an analysis of relevant markets and to assess market power in such markets, to be used to inform regulation of conditional access, access control and EPG listing, and to review the competition conditions in the DTT multiplex licences. In its consultation document in relation to its pay TV market investigation (see above), Ofcom stated that the more strategic issues which might be considered in this review overlap with issues raised in the market investigation, and that the latter may be a better vehicle for consideration of such issues. Ofcom also stated that it has therefore given priority to the market investigation and expects to restart the platform review once there is greater clarity as to the likely range of outcomes of the market investigation. At this stage, the Group is unable to determine whether Ofcom’s platform review will have a material effect on the Group.
The Group’s investment in ITV
On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totalling £946 million. The investment in ITV has been subject to an in-depth review by the CC. In December 2007 the CC completed its review and delivered the final report of its findings to the SoS. The CC concluded that the Group’s acquisition of the ITV shares may be expected to result in a substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group. The CC also concluded that the acquisition would not materially affect the sufficiency of plurality of persons with control of media enterprises serving relevant audiences. The CC recommended that the Group be required to divest part of its stake such that it would hold less than 7.5% of ITV’s issued share capital. Taking into account the CC’s findings, the SoS announced on 29 January 2008 his decision to make an adverse public interest finding. The SoS also decided to impose on the Group the following remedies to address the substantial lessening of competition identified in the CC’s report: (1) divestment of the Group’s shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed) and (2) undertakings requiring the Group not to dispose of its ITV shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV.
The Group sought judicial review of the decisions of the SoS and CC before the CAT. VM also sought judicial review of the findings of the CC and SoS in relation to media plurality and the remedies imposed. The Group was granted permission to intervene in the review proceedings of VM and VM was granted permission to intervene in the review proceedings brought by the Group.
On 29 September 2008, the CAT published a single judgment with respect to both the Group’s and VM’s appeals. The CAT rejected the Group’s appeal and upheld VM’s challenge relating to media plurality. In relation to remedies, the

10	British Sky Broadcasting Group plc Interim Management Report 2010

CAT found that the CC and SoS were entitled to find that divestiture to below 7.5% would most appropriately remedy the competition concerns. The Group applied to the CAT for permission to appeal the CAT’s judgment directly to the CoA. That application was rejected. The Group applied to the CoA for permission to appeal the CAT judgment and permission was granted on 17 March 2009. VM also applied for permission to appeal the CAT judgment to the CoA, contingent upon the success of the Group’s request for permission. VM’s request for permission to appeal was also granted by the CoA. The Group and VM appeals were heard together at a hearing before the CoA on 29-30 October 2009. On 21 January 2010 the CoA handed down its judgment, upholding the Group’s appeal on the media plurality issue, thereby affirming the CC’s interpretation of the media plurality provisions of the relevant legislation, and rejecting the Group’s appeal with respect to the competition issues and the remedial direction that the Group divest the ITV shares such that the Group would hold less than 7.5% of ITV’s issued share capital. As a result, the report of the CC and adverse public interest finding of the SoS (including the remedial direction) are upheld.
The Group’s application to the CoA for permission to appeal the CoA judgment to the Supreme Court, was rejected on 21 January 2010. The Group has until 18 February to apply directly to the Supreme Court for permission to appeal the CoA’s judgment and is currently considering its position.
On 2 January 2009, BIS (then the Department for Business, Enterprise and Regulatory Reform) opened a public consultation on draft undertakings implementing the divestment remedy required by the SoS. In December 2009 BIS conducted a further consultation on amendments to the draft undertakings which reflected comments made during the first consultation in January 2009. No further announcement has been made since the consultation closed.
The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.

British Sky Broadcasting Group plc Interim Management Report 2010	11

Financial review
Introduction
The following discussion and analysis is based on, and should be read in conjunction with, the “Condensed consolidated interim financial statements”. The interim financial statements have been prepared in accordance with IAS 34, as issued by the IASB and as adopted by the EU.
Overview and recent developments
The half year ended 31 December 2009 has been a period of strong operational and financial performance in a challenging economic environment and we enter calendar 2010 in a good position. We continue to add more customers and sell more products to our existing customers and have benefited from a particularly strong performance in HD. Our financial position also remains strong and we are proposing an interim dividend of 7.875 pence per share, an increase of 5% on the prior year, reflecting our confidence in the underlying business and the outlook for growth.
During the half year ended 31 December 2009 (“the current period”), total revenue increased by 10% to £2,873 million, compared to the half year ended 31 December 2008 (“the prior period”). Operating profit for the current period was £401 million, resulting in an operating profit margin of 14%, compared to 15% in the prior period. Profit for the current period was £256 million, generating basic earnings per share of 14.7 pence, compared to 9.5 pence in the prior period.
At 31 December 2009, the total number of DTH customers in the UK and Ireland was 9,708,000, representing a net increase of 266,000 customers in the current period. At 31 December 2009, the total number of Sky+ customers was 6,455,000, representing 66% of total DTH customers. This represents growth in Sky+ customers of 18% in the current period. The number of Multiroom customers also continued to grow, increasing by 164,000 in the current period to 1,999,000, representing 21% penetration of total DTH customers. In the current period, the total number of Sky+HD customers grew by 769,000 to 2,082,000, representing 21% of total DTH customers. Cable subscribers to the Group’s channels increased to 4,325,000 compared to 4,247,000 in the prior period.
DTH churn (annualised) for the current period was in line with the prior period at 10.4%.
Sky Broadband continues to grow strongly, increasing by 201,000 customers in the current period to 2,404,000. By the end of the current period, we had unbundled 1,193 telephone exchanges (representing 72% network coverage). The number of Sky Talk customers reached 2,112,000, representing an increase of 262,000 customers in the current period. The number of Line Rental customers increased by 387,000 in the current period to 1,304,000, of which approximately 500,000 customers are on MPF.
On 17 November 2006, we acquired 696 million shares in ITV, representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The total consideration paid amounted to £946 million, including fees and taxes, and was funded from the Group’s existing cash balances and previously undrawn revolving credit facility. The investment in ITV is carried at fair value. The fair value is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007 due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value and recognised a cumulative impairment loss of £807 million in fiscal 2009 and fiscal 2008. In line with IFRS, all subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve. At 24 December 2009, the last trading day of the fiscal half year, ITV ‘s closing share price was 53.9 pence. This investment has been the subject of a review by the CC and the SoS and the subject of an appeal to the CoA (see ‘‘Review of the business – Principal risks and uncertainties” for further details).
Corporate
The Board of Directors is declaring an interim dividend of 7.875 pence per ordinary share, representing growth of 5% over the prior period interim dividend. The ex-dividend date will be 24 March 2010 and the dividend will be paid on 20 April 2010 to shareholders of record on 26 March 2010.

Daniel Rimer has been appointed as a member of the Remuneration Committee with immediate effect.
Operating results
Revenue
Our revenue is principally derived from retail subscription, wholesale fees, advertising on our wholly-owned channels, the provision of services by Easynet and installation, hardware and servicing.
Our retail subscription revenue is a function of the number of DTH customers, the mix of services provided and the rates charged. Revenue from the provision of pay-per-view services, which include Sky Box Office, is included within retail subscription or wholesale subscription revenue, as appropriate. Retail subscription revenue also includes retail broadband subscription and Sky Talk revenue.
Historically DTH customer acquisitions have tended to be higher in the first half of the Group’s fiscal year, which as a result of the Group expensing the cost of acquiring customers as incurred, has tended to provide a modest weighting of profit towards the second half of the year.
Our wholesale subscription revenue, which is revenue derived from the supply of Sky Channels to cable and Internet Protocol Television (“IPTV”) platforms, is a function of the number of subscribers on cable and IPTV operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although not all cable operators carry all Sky Channels.
Our advertising revenue is mainly a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on our wholly owned channels, together with the quality of impacts delivered and overall advertising market conditions. Advertising revenue also includes net commissions earned by us from the sale of advertising on those third-party channels for which we act as sales representative.
Easynet revenue is derived from the provision of services for public and private sector customers in the UK, Europe, Asia and the US. The services provided include managed network services, managed hosting (including co-location, dedicated complex hosting and managed security services) and managed virtual meetings via high definition telepresence suites.
Installation, hardware and service revenue includes income from set-top box sales and installation (including the sale of Sky+HD, Sky+ and Multiroom set-top boxes, and broadband), service calls and warranties.
Other revenue principally includes income from betting and gaming activities, online advertising, telephony income from the use of interactive services (e.g. voting and games), text services, conditional access and access control income from customers on the Sky digital platform and electronic programme guide fees.

12	British Sky Broadcasting Group plc Interim Management Report 2010

Operating expense
Our operating expense arises from programming, transmission, technology and networks, marketing, subscriber management and supply chain and administration costs.
Programming costs include payment for: (i) licences of television rights from certain US and European film licensors including the results of foreign exchange programme hedges; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels to DTH customers and Sky Player customers.
Under our pay television agreements with the US major movie studios, we generally pay a US dollar-denominated licence fee per movie, calculated on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During the period, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see “Quantitative and qualitative disclosures about market risk – Foreign exchange risk”).
Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay a fixed fee or no such fee at all. A number of our distribution agreements are subject to minimum guarantees, which are linked to the proportion of the total number of customers receiving specific packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates, viewing performance and/or the number of channels distributed.
Transmission, technology and networks costs include costs that are dependent upon the number and annual cost of the satellite transponders that we use. Our transponder capacity is primarily supplied by the SES Astra and Eutelsat Eurobird satellites. Transmission, technology and networks costs also include the costs associated with transmission, uplink and telemetry facilities and the costs of operating the Group’s broadband network and Sky Talk product.
Marketing costs include: (i) above-the-line spend (which promotes our brand and range of products and services generally); (ii) below-the-line spend (which relates to the growth and maintenance of the customer base, including commissions payable to retailers and other agents for the sale of subscriptions and the costs of our own direct marketing to our existing and potential customers); and (iii) the cost of providing and installing digital satellite reception equipment to customers in excess of the relevant amount actually received from customers for such equipment and installation.
Subscriber management and supply chain costs include customer management costs, supply chain costs and associated depreciation. Customer management costs are those associated with managing new and existing customers, including customer handling and customer bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by customers such as Sky+HD, Sky+ and Multiroom set-top boxes, including smartcard costs. Customer management costs and supply chain costs are largely dependent on DTH customer levels and additions to customers in the period.
Administration costs include depreciation, channel management, facilities, other central operational overheads and the expense recognised for awards granted under our employee share option schemes.
For certain trend information related to our revenue and operating expense, see the “Trends and other information” section below.
Financial and operating review
Half year ended 31 December 2009 compared to half year ended 31 December 2008
Revenue
The Group’s revenues can be analysed as follows:

	2009		2008
For the half year ended 31 December	£m	%	£m	%

Retail subscription	2,294	80	1,984	76
Wholesale subscription	115	4	93	4
Advertising	157	6	165	6
Easynet	100	3	98	4
Installation, hardware and service	99	3	142	5
Other	108	4	119	5

	2,873	100	2,601	100

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Easynet revenue is shown separately and other revenue now principally includes income from Sky Bet, technical platform service revenue and our online portal.
The increase of £310 million in retail subscription revenue was driven by a 5% increase in the average number of DTH customers and a 10% increase in average retail revenue per customer, reflecting the September television package price increase, strong take up of Sky+HD and increasing additional product penetration in both broadband and telephony.
The total number of UK and Ireland DTH customers increased by 266,000 in the current period, to 9,708,000. This was as a result of gross customer additions of 764,000 in the current period and annualised DTH churn of 10.4%.
Wholesale subscription revenue increased by £22 million in the current period to £115 million benefiting from the return of Sky Basic Channels on the VM platform from 13 November 2008. At 31 December 2009, there were 4,325,000 (31 December 2008: 4,247,000) UK and Ireland cable subscribers to Sky Channels.
Advertising revenue decreased by £8 million in the current period, primarily as a result of a decline in the UK advertising sector.
Easynet revenue increased by £2 million in the current period with continued growth in corporate customers in the global networks division.
Installation, hardware and service revenue decreased by £43 million in the current period due to the reduction in the price of Sky+HD set-top boxes which was partially offset by the increase in Sky+HD additions during the period.
Other revenue of £108 million decreased by £11 million in the current period. This decrease was due to lower third-party set-top box sales by Amstrad and the loss of conditional access fees from Setanta, partially offset by increased revenues in Sky Bet.

British Sky Broadcasting Group plc Interim Management Report 2010	13

Financial review
continued

Financial and operating review
continued
Operating expense
The Group’s operating expenses can be analysed as follows:

	2009		2008
For the half year ended 31 December	£m	%	£m	%

Programming	920	37	843	38
Transmission, technology and
networks	430	18	339	15
Marketing	540	22	444	20
Subscriber management and
supply chain	331	13	336	15
Administration	251	10	254	12

	2,472	100	2,216	100

Within programming expense, Sky Sports channels’ programming costs increased by 11% to £522 million in the current period primarily due to securing new or additional rights to show Champions League and Scottish Premier League football, the Rugby Super League and higher costs for the Football league. Sky Movies channels’ programming costs decreased by 1% to £134 million due to savings achieved in contract renegotiations, which were offset by a stronger US dollar. News and entertainment programming costs increased by 7% to £87 million in the current period, due to the timing of key Sky1 programming content scheduled earlier in the first half of this financial year.
Included within programming expense for the current period are third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels. Third party channel costs increased by 14% to £177 million in the current period primarily as a result of an expanded channel line-up, particularly in HD, the agreement with VM for the carriage of the VM TV channels and payments to ESPN under the agreement whereby the Group retails ESPN’s new channels to its customers.
Transmission, technology and network costs increased by £91 million in the current period to £430 million, of which £78 million related to incremental retail broadband and telephony network costs. The remaining increase reflects the growth in Easynet and an increase in transponder costs.
Marketing costs increased by £96 million in the current period. This increase primarily reflects the strong demand for Sky+HD throughout the period and our decision to accelerate the take up of Sky+HD through a lower retail box price.
Subscriber management and supply chain costs decreased by £5 million in the current period to £331 million, with savings achieved through greater in-sourcing of set-top box design and manufacture, offsetting the upfront cost of fulfilling demand for HD, the completion of our mailing of 11 million replacement viewing cards, and a higher volume of calls handled in relation to the roll-out of both our line rental product and the launch of ESPN and ESPN HD to Sky customers.
Included within administration expense for the period ended 31 December 2008 was £3 million of expense relating to legal costs incurred on the Group’s claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group’s investment in customer management systems software and infrastructure. Excluding these costs, administration costs were in line with the prior period.
Operating profit and operating margin
Operating profit increased by 4% to £401 million in the current period primarily driven by strong growth in retail subscriptions and cost efficiencies in our operating expenditure. Operating margin (calculated as total revenue less all operating expense as a percentage of total revenue) for the current period was 14%, compared to 15% in the prior period.
Joint ventures and associates
Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement with other parties. Our equity share of the net operating results from joint ventures and associates increased by £4 million to £14 million in the current period.
Investment income and finance costs
Investment income reduced by £26 million to £2 million in the current period. This was primarily due to lower cash balances following bond redemptions in July 2009 and lower interest rates received on cash deposits.
Finance costs reduced by £29 million to £59 million, primarily due to interest savings on bonds redeemed in February and July 2009, together with lower interest rates on floating rate debt. This included £7 million of non-cash fair value gains on derivative financial instruments not qualifying for hedge accounting, a reduction of £4 million on the prior year.
Impairment of available-for-sale investment
An impairment in the carrying value of the Group’s available-for-sale investment in ITV was first recorded at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value and recognised a cumulative impairment loss of £807 million in fiscal 2008 and fiscal 2009. In line with IFRS, all subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve. At 24 December 2009, the last trading day of the Group’s fiscal half year, ITV’s closing share price was 53.9 pence.
Taxation
The total tax charge for the current period of £102 million (2009: half year: £110 million) comprises a current tax charge of £96 million (2009: half year: £108 million) and a deferred tax charge of £6 million (2009: half year: £2 million). The higher tax charge in the prior period results predominantly from the non-deductible impairment of the Group’s available-for-sale investment in ITV in that period.
Profit for the interim period and earnings per share
Profit for the current period was £256 million, compared to £166 million in the prior period. The increase in profit was primarily due to an increase in operating profit of £16 million, a reduction in the impairment charge in respect of available-for-sale investments of £59 million and a decrease in taxation of £8 million.

14	British Sky Broadcasting Group plc Interim Management Report 2010

The Group’s earnings per share are as follows:

	2009	2008
For the half year ended 31 December	pence	pence

Earnings per share from profit for the period
Basic	14.7	9.5
Diluted	14.6	9.5
Adjusted earnings per share from adjusted profit for the period
Basic	14.5	13.0
Diluted	14.4	12.9

In order to provide a measure of underlying performance, management has chosen to present an adjusted profit for the period which excludes items that may distort comparability. See note 5 to the “Condensed consolidated interim financial statements” for a detailed reconciliation from profit to adjusted profit for the period.
Earnings per share increased from 9.5 pence in the prior period to 14.7 pence in the current period. This increase was primarily a result of a reduction in the impairment charge in respect of the available-for-sale investment in ITV recorded in the prior period. Adjusted earnings per share increased as a result of a higher adjusted profit for the period.
Balance sheet
Property, plant and equipment and intangible assets increased by £7 million from £1,144 million at 30 June 2009 to £1,151 million at 31 December 2009, due to £173 million of additions in the period, partly offset by depreciation, amortisation and disposals of £166 million.
Investments in joint ventures and associates increased by £10 million from £135 million at 30 June 2009 to £145 million at 31 December 2009, primarily due to the Group’s share of the joint ventures’ and associates’ profit in the period.
Available-for-sale investments increased by £140 million from £261 million at 30 June 2009 to £401 million at 31 December 2009 as a result of the increase in the equity share price of ITV.
Non-current derivative financial assets have increased by £9 million from £202 million at 30 June 2009 to £211 million at 31 December 2009, due to mark-to-market movements on the derivative instruments.
Current assets decreased by £76 million from £1,937 million at 30 June 2009 to £1,861 million at 31 December 2009, predominantly due to a £407 million decrease in cash and cash equivalents and short-term deposits, which is offset by a £314 million increase in inventory and a £25 million increase in trade and other receivables. Inventories increased, primarily due to the recognition of PL rights at the start of the 2009/10 season. Trade and other receivables have increased, primarily due to increases in accrued income and prepayments which arise because of the timing of monthly billings in December and the timing of payments for annual contracts. Cash and cash equivalents have decreased, primarily due to the repayment of the US$600 million and £100 million Guaranteed Notes.
Current liabilities decreased by £116 million from £2,194 million at 30 June 2009 to £2,078 million at 31 December 2009, predominantly due to a £465 million decrease in current borrowings and a £381 million increase in trade and other payables. Current borrowings decreased mainly due to the repayment of the US$600 million and £100 million Guaranteed Notes. Trade and other payables increased, primarily as a result of the timing of invoicing for the PL agreement.
Non-current liabilities increased by £21 million from £2,439 million at 30 June 2009 to £2,460 million at 31 December 2009, primarily due to the weakening of pounds sterling against the dollar on US dollar-denominated loans, partially offset by a £25 million decrease in non-current derivative financial liabilities due to mark-to-market movements on the derivative instruments.
Movements in the balance sheet value of derivative financial instruments are taken to the income statement to offset movements in the underlying related hedged items, which also impact the income statement. Where the underlying hedged item is not yet recognised, movements in the balance sheet value of the derivative are taken to the hedging reserve to the extent that hedge accounting is achieved. Movements in the balance sheet value of derivatives not qualifying for hedge accounting are taken to the income statement.
Foreign exchange
For details of the impact of foreign currency fluctuations on our financial position and performance, see “Quantitative and qualitative disclosures about market risk – Foreign exchange risk”.
Contingent assets and liabilities
On 26 January 2010, the Group announced that it had won a five-year legal action against EDS (an information and technology solutions provider which provided services to the Group as part of the Group’s investment in customer management systems, software and infrastructure). The final amount of costs and damages which will be recovered by the Group will be determined by the Court in due course. However, based on the judgment, Sky anticipates that EDS will be liable to pay the Group an amount of at least £200 million. HP, the parent company of EDS, has announced it intends to seek permission to appeal the decision.
On 7 May 2008, the Nomenclature Committee of the European Commission issued an Explanatory Note “EN” (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the EU. As a consequence, the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.
Management’s opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition, management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the US, Japan, Singapore and Taiwan, who have instigated WTO proceedings against the EU on this matter. The Group therefore is, in common with other affected importers, defending its position on this matter and consequently has lodged an appeal to the VAT & Duties Tribunal regarding classification of these products.
This matter has been referred by the Tribunal to the European Court of Justice. The Group has also lodged an appeal with HMRC against the assessment for retrospective duty.
As a result of the potential remedies available under the Community Customs Code, the Group considers that it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 31 December 2009 any liability should be considered contingent.

British Sky Broadcasting Group plc Interim Management Report 2010	15

Financial review
continued
Financial and operating review
continued
Liquidity and capital resources
An analysis of the movement in our net debt (including related fees) is as follows:

	As at			As at
	1 July	Cash	Non-cash	31 December
	2009	movements	movements	2009
	£m	£m	£m	£m

Current borrowings	465	(463)	(2)	–
Non-current borrowings	2,279	(2)	45	2,322
Debt	2,744	(465)	43	2,322

Borrowings-related derivative financial instruments	(107)	(17)	(25)	(149)
Cash and cash equivalents	(811)	317	–	(494)
Short-term deposits	(90)	90	–	–
Net debt	1,736	(75)	18	1,679

The Group refers to net debt in discussing its indebtedness and liquidity position. Net debt is a non-GAAP measure that management uses to provide an assessment of the overall indebtedness of the Group. The most similar IFRS GAAP measures are current and non-current borrowings.
Management uses net debt to calculate and track adherence to the Group’s borrowing covenants. Management monitors the Group’s net debt position because net debt is a commonly used measure in the investment analyst community and net debt is a key metric used by Moody’s and Standard & Poor’s in their assessment of the Group’s credit rating. As such, management makes decisions about the appropriate investing and borrowing activities of the Group by reference to, amongst other things, net debt.
Our long-term funding comes primarily from our issued equity and US dollar and sterling-denominated debt raised in 2005, 2007 and 2008. As at 31 December 2009, the Group’s net debt was £1,679 million. The bond debt issued in 2005 (which is repayable in 2015, 2017 and 2035), the bond debt issued in 2007 (which is repayable in 2027) and the bond debt issued in 2008 (which is repayable in 2018) has been, and will continue to be, used for general corporate purposes, including the refinancing of maturing debt and extending the maturity profile of our debt. In addition, we may use proceeds of the offerings for acquisitions of businesses and assets in support of our Group strategy. For details of our treasury policy and use of financial instruments see “Quantitative and qualitative disclosures about market risk”.
Our principal source of liquidity is cash generated from operations, combined with access to a £1 billion Revolving Credit Facility (“RCF”), which expires in July 2010. At 31 December 2009, this facility was undrawn (30 June 2009: undrawn). A new £750 million forward starting facility was signed in June 2009, and will be available for drawing from July 2010 when the existing £1 billion facility expires. The £750 million facility expires in July 2012.
Furthermore, in April 2007, the Group established a Euro Medium Term Note Programme (“the Programme”). The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the Programme is £1 billion, of which £300 million was utilised for the May 2007 bond issue.
Guaranteed Notes
At 31 December 2009, the Group had in issue the following Guaranteed Notes, which were issued by the Company:

		Interest Rate Hedging		Hedged Interest Rates
	Hedged Value*	Fixed	Floating	Fixed	Floating
	£m	£m	£m

US$750 million of 6.100% Guaranteed Notes repayable in February 2018	387	290	97	6.829%	6m LIBOR + 1.892%
US$600 million of 9.500% Guaranteed Notes repayable in November 2018	401	–	401	N/A	6m LIBOR + 5.542%
£300 million of 6.000% Guaranteed Notes repayable in May 2027	300	300	–	6.000%	N/A
	1,088	590	498

At 31 December 2009, the Group had in issue the following Guaranteed Notes, which were issued by BSkyB Finance UK plc:

		Interest Rate Hedging		Hedged Interest Rates
	Hedged Value*	Fixed	Floating	Fixed	Floating
	£m	£m	£m

US$750 million of 5.625% Guaranteed Notes repayable in October 2015	428	171	257	5.427%	6m LIBOR + 0.698%
£400 million of 5.750% Guaranteed Notes repayable in October 2017	400	350	50	5.750%	6m LIBOR - 0.229%
US$350 million of 6.500% Guaranteed Notes repayable in October 2035	200	200	–	5.826%	N/A
	1,028	721	307

*	Note: Hedged value is the final redemption value including any hedging
16	British Sky Broadcasting Group plc Interim Management Report 2010

During the period, the Group repaid the US$600 million and £100 million of Guaranteed Notes repayable in July 2009. The combined July 2009 repayments resulted in a net cash outflow of £480 million, including cash flows on related hedges.
Loan Notes
During fiscal 2008, the Group issued Loan Notes of £37 million as part consideration for the purchase of Amstrad. £35 million of Loan Notes were repaid during fiscal 2009 and the remaining £2 million were redeemed in October 2009. Under the terms of the Loan Notes the Group paid a semi-annual coupon, based on floating six month LIBOR minus 1.000%.
Revolving Credit Facility (“RCF”)
In November 2004, the Company entered into a £1 billion RCF. The facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group’s leverage ratio of Net Debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) (as defined in the loan agreement). The facility is syndicated across 18 counterparty banks each with a minimum credit rating at present of BBB+.
In June 2009, the Group signed a new forward starting £750 million RCF available for drawing from July 2010, when the existing facility matures. The new facility expires in July 2012 and interest accrues on the new facility at a margin of between 2.00% and 2.50% above LIBOR dependent on the Group’s leverage ratio of Net Debt to EBITDA (as defined in the loan agreement). The facility is syndicated across 11 counterparties, each with a minimum credit rating at present of “A”.
Guarantees
The following guarantees are in place relating to the Group’s borrowings: (a) British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited, BSkyB Finance UK plc, BSkyB Publications Limited and Sky In-Home Service Limited (“SHS”) have given joint and several guarantees in relation to the Company’s £1 billion RCF, £750 million forward starting RCF and the outstanding Guaranteed Notes issued by the Company (b) the Company, British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited, SHS and BSkyB Publications Limited have given joint and several guarantees in relation to the outstanding Guaranteed Notes issued by BSkyB Finance UK plc.
At 31 December 2009, the RCF was undrawn.
Cash flows
During the current period, cash generated from operations was £673 million, compared with £588 million in the prior period, reflecting the increase in operating profit of £16 million and working capital improvement. Net cash from operating activities was however impacted by a decrease in interest received and an increase in taxation paid in the current period.
During the current period, payments for property, plant and equipment and intangible assets were £202 million, compared with £194 million in the prior period, following further progress on a number of capital expenditure and infrastructure projects. A total of £44 million was invested in the broadband and telephony infrastructure and £31 million was invested to progress the Group’s property and infrastructure projects. We also made payments to a related party in the period, totalling £8 million, for development of encryption technology, which has been capitalised as an intangible asset. The remaining £119 million was spent on a number of projects including information systems infrastructure, broadcast equipment and the development of new products and services.
During the period, the Group repaid the US$600 million and £100 million of Guaranteed Notes repayable in July 2009. The combined July 2009 repayments resulted in a net cash outflow of £480 million, including cash flows on related hedges. In October 2009 the Group redeemed Loan Notes, resulting in a cash outflow of £2 million. In the prior period, the Group issued Guaranteed Notes consisting of US$600 million and redeemed $50 million of the US$650 million Guaranteed Notes repayable in July 2009, which resulted in net proceeds of £366 million. The Group did not receive any proceeds from the draw-down of the RCF, in the current period or prior period.
During the current period, interest payments were £89 million, compared to £101 million in the prior period, primarily due to lower interest rates.
During the current period, we made equity dividend payments of £176 million, compared to £167 million in the prior period.
The above cash flows, in addition to other net cash movements of £32 million and non-cash movements of £18 million, resulted in a decrease in net debt of £57 million to £1,679 million.
Tabular disclosure of contractual obligations
A summary of our contractual obligations and commercial commitments due by period at 31 December 2009 is shown below:

		Less than	Between	Between	More than
	Total	1 year	1-3 years	3-5 years	5 years
	£m	£m	£m	£m	£m

Obligation or commitment
Purchase obligations
- Programme rights(1)	3,687	1,103	1,934	581	69
- Set-top boxes	422	422	–	–	–
- Third party payments(2)	168	82	74	12	–
- Transponder capacity(3)	1,023	84	167	156	616
- Property, plant and equipment(4)	41	40	1	–	–
- Intangible assets	183	25	39	38	81
- Smartcards(5)	488	48	103	108	229
- Other	125	66	48	11	–
Borrowings(6)	2,116	–	–	–	2,116
Interest costs	1,291	111	223	223	734
Operating leases(7)	233	75	64	34	60
Finance leases(8)	71	1	2	2	66

	9,848	2,057	2,655	1,165	3,971

For the avoidance of doubt, this table does not include obligations or commitments relating to employee costs.
(1)	At 31 December 2009, the Group had minimum television programming rights commitments of £3,687 million (30 June 2009: £3,911 million), of which £452 million (30 June 2009: £445 million) related to commitments payable in US dollars for periods of up to eight years (30 June 2009: seven years). Assuming that movie subscriber numbers remain unchanged from current levels, an additional £476 million (US$778 million) of commitments (30 June 2009: £551 million (US$879 million)) would also be payable in US dollars, relating to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £32 million (30 June 2009: £1 million) if customer numbers were to remain at current levels.
(2)	The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to retail and commercial customers (“Sky Distributed Channels”) and are for periods of up to four years (30 June 2009: five years). The extent of the commitment is largely dependent upon the number of retail customers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the

British Sky Broadcasting Group plc Interim Management Report 2010	17

Financial review
continued
Financial and operating review
continued
retail customer levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels subject to inflationary increases, the additional commitment would be £528 million (30 June 2009: £533 million).
(3)	Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both retail customers and cable operators. The commitments are for periods of up to sixteen years (30 June 2009: eleven years).
(4)	On 21 December 2007, the Group entered into a property development agreement to construct a new production and broadcast centre.
(5)	In December 2008, the Group entered into a new contractual agreement with NDS, a related party, for the provision of smartcards.
(6)	Further information concerning borrowings is given in “Liquidity and capital resources” above.
(7)	At 31 December 2009, our operating lease obligations totalled £233 million (30 June 2009: £235 million), the majority of which related to property leases.
(8)	At 31 December 2009, our obligations under finance leases were £71 million (30 June 2009: £71 million). This primarily represents financing arrangements in connection with the customer management centre in Dunfermline, Scotland (which expires in September 2020) and the broadband network infrastructure (which expires in November 2039).
Trends and other information
The significant trends and factors which may have a material effect on our financial performance are outlined below.
The number of DTH homes increased by 266,000 in the current period to 9,708,000, compared to growth of 258,000 in the prior period. We expect growth in customer numbers to continue as a result of the implementation of our current marketing strategy, with the aim of achieving our target of 10 million DTH customers in calendar 2010. Sky+ and Multiroom customers both increased substantially in the current period – by 18% and 9% respectively –representing a penetration of total DTH customers of 66% and 21% respectively. At 31 December 2009, there were 2,082,000 Sky+HD customers representing a 21% penetration of total DTH customers, an increase of 769,000 in the current period.
Annualised DTH churn for the current period was in line with the prior period, at 10.4%. Over the medium term we expect our DTH churn to remain broadly at this level.
At 31 December 2009, there were 2,404,000 broadband customers. We expect continued growth in the number of retail broadband connections activated in future periods. The number of Sky Talk customers increased by 262,000 in the current period to 2,112,000. We expect growth in Sky Talk customers to continue. Price increases, the increased number of customers to our Multiroom, Sky+HD, Sky Broadband and Sky Talk products and the launch of new services are expected to generate increased retail revenue on a per customer basis.
The operating margin for the current period was 14%, compared to 15% in the prior period. In the short term, we expect operating margin to be impacted by expenditure relating to our ongoing investment in broadband services and the additional investment in accelerating the take-up of Sky+HD.
During the current period, the number of cable homes receiving Sky Channels in the UK and Ireland increased by 54,000 to 4,325,000. We currently expect cable subscriber numbers to remain stable in the foreseeable future, although this is to some extent dependent on the strategies of the relevant cable companies generally and as they relate to the distribution of our Channels (for further details see “Review of the business – Principal risks and uncertainties”).
Advertising revenue decreased by 5% in the current period. The UK television advertising sector is expected to remain challenging in future periods reflecting the continued wider economic uncertainty.
The Group’s programming costs increased in the current period. In the short term, we expect that programming costs will continue to increase as a result of contracts secured during the current period and prior year.
Over the long term the Group expects programming costs to increase at a slower rate than the increase in revenues. We expect fluctuations in programming expense on an absolute basis, as the relative timing of licence period commencement dates for our programming portfolio may differ year on year.
Transmission, technology and networks costs increased during the current period, and are expected to continue to increase in future periods at a higher rate than the growth in customers, resulting in an increased cost per customer. This expected increase reflects the costs of operating our Sky Talk service, the growth of retail broadband services and the Easynet business, increased depreciation charges and the increase in transponder costs.
Marketing costs increased in the current and prior periods. We expect marketing costs to increase in the short term, principally due to costs associated with the promotion of our retail subscription services and additional investment in accelerating the take up of Sky+HD.
Subscriber management and supply chain costs decreased during the current period. We expect that these costs will increase in future periods due to a greater proportion and volume of Sky+ and Sky+HD customers, with installations that carry higher hardware costs than the standard installations and increased costs associated with our retail broadband services. We expect that these increases will be partially offset by the reduction in the cost of set-top boxes following the purchase of Amstrad and improved cost efficiencies throughout the supply chain and the impact of set-top box discounts.
Excluding legal costs in relation to EDS, administration costs in the current period were in line with the prior period, as a result of our focus on managing our central costs. Going forward, our aim is to hold the rate of growth in administration costs below that of revenue growth.
Going concern
We have updated the analysis which supported our assessment of going concern as set out on page 65 of the 2009 Annual Report on Form 20-F, and we continue to believe that our existing external financing, together with internally generated cash inflows, will continue to provide sufficient sources of liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends proposed. Accordingly, the directors continue to adopt the going concern basis in preparing the condensed consolidated interim financial statements.
Off–balance sheet arrangements
At 31 December 2009, the Group did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable rules of IFRS and the SEC.
Research and development
During the current period, the Group made payments totalling £8 million to a related party for development of encryption technology (2009: half year: £8 million). The Group did not incur any other significant research and development expenditure in the current or prior periods.

18	British Sky Broadcasting Group plc Interim Management Report 2010

Related party transactions
The Group conducts all business transactions with companies which are part of the News Corporation group (“News Corporation”), a major shareholder, on an arm’s length basis. During the current period, the Group made purchases of goods and services from News Corporation totalling £97 million (2009: half year: £97 million) and supplied services to News Corporation totalling £15 million (2009: half year: £28 million).
During the current period, the Group made purchases of goods and services from joint ventures and associates totalling £27 million (2009: half year: £25 million) and supplied services to joint ventures and associates totalling £6 million (2009: half year: £8 million).
For further details of transactions with related parties, see note 9 of the “Condensed consolidated interim financial statements”.
Quantitative and qualitative disclosures about market risk
Group treasury activity
The Group’s treasury function is responsible for raising finance for the Group’s operations, together with associated liquidity management, and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, which receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group’s policy that all hedging is to cover known risks and that no speculative trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review by the Group’s internal audit team.
The Group’s principal market risks are exposures to changes in interest rates and foreign exchange rates, which arise both from the Group’s sources of finance and from its operations. Following evaluation of those market risks, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps to hedge interest rate risks, and cross-currency swaps, forward exchange contracts, currency options (collars) and similar financial instruments to hedge transactional and translational currency exposures.
Interest rate risk
The Group has financial exposures to both UK and US interest rates, arising primarily from the Group’s long-term bonds and other borrowings. The Group’s hedging policy requires that between 50% and 75% of borrowings are held at fixed interest rates. This is achieved by issuing fixed rate bonds and then using interest rate swap agreements to adjust the balance between fixed and floating rate debt. The Group’s bank debt is at floating rates, and, when drawn, means that the mix of fixed and floating rate debt fluctuates and is therefore managed to ensure compliance with the Group’s hedging policy. At 31 December 2009, 62% of borrowings were held at fixed rates after hedging (30 June 2009: 63%).
The Group’s US dollar-denominated debt has all been swapped to pounds sterling using a combination of cross-currency and interest rate swap arrangements to convert both the principal amounts of debt, together with interest rate obligations, from US dollars to pounds sterling, at fixed exchange rates. The counterparties each have a minimum long-term rating of “A” or equivalent from Moody’s and Standard & Poor’s. At 31 December 2009, the split of the Group’s aggregate borrowings into their core currencies was US dollar 67% and pounds sterling 33% (30 June 2009: US dollar 68% and pounds sterling 32%).
The Group has designated a number of cross-currency swap agreements as cash flow hedges on 34% (30 June 2009: 41%) of the Group’s debt portfolio. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of the hedging reserve, outside of the income statement, and is then reclassified into the income statement in the same period that the forecast transactions affect the income statement (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar-denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in profit or loss. The ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the period ended 31 December 2009, there were no instances where the hedge relationship was not highly effective (31 December 2008: no instances).
The Group has designated a number of interest rate swap agreements as fair value hedges of interest rate risk on 37% (30 June 2009: 30%) of the Group’s debt portfolio. Movements in the fair value of the hedged items are taken to the income statement and are offset by movements in the fair value of the hedging instruments, which are also taken to the income statement. Any hedge ineffectiveness on the swaps is recognised directly in the income statement. Ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the period ended 31 December 2009, there were no instances where the hedge relationship was not highly effective (31 December 2008: no instances).
Swaption agreements which convert fixed interest rates to floating interest rates and cross-currency swaps which convert floating rate US dollar interest to floating rate pounds sterling interest have not been designated as hedging instruments for hedge accounting purposes and, as such, movements in their value are recorded directly in the income statement. The last of the Group’s swaption agreements expired in July 2009.
The fair value of the Group’s debt-related interest rate and currency derivative portfolio at 31 December 2009 was a £149 million net asset, with net notional principal amounts totalling £1,466 million. This compares to a £107 million net asset at 30 June 2009 and net notional principal amounts totalling £1,866 million. The fair value of the Group’s derivative instruments designated as cash flow hedges at 31 December 2009 was a £105 million net asset (30 June 2009: £87 million net asset). The fair value of the Group’s derivative instruments designated as fair value hedges at 31 December 2009 was a £54 million net asset (30 June 2009: £54 million net asset).
In November 2004, the Company entered into a £1 billion RCF. The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group’s leverage ratio of Net Debt to EBITDA (as defined in the RCF agreement). The facility is syndicated across 18 counterparty banks each with a minimum credit rating at present of BBB+.
In June 2009, the Group signed a new forward starting £750 million RCF, available for drawing from July 2010, when the existing facility matures. Interest on the new facility will accrue at between 2.00% and 2.50% above LIBOR, dependent on the Group’s leverage ratio of Net Debt to EBITDA. In the event that the existing RCF is drawn between the current period end and maturity, counterparty banks lending under the existing £1 billion RCF, that have also entered into the new facility, will receive a top up margin over the existing RCF margin equal to the difference between the margin under the new forward starting RCF and the existing RCF.
The Group is subject to two financial covenants under both our existing RCF and the new forward starting RCF; a maximum leverage ratio and a minimum interest cover ratio, which are tested at the end of each six month accounting

British Sky Broadcasting Group plc Interim Management Report 2010	19

Financial review
continued

Quantitative and qualitative disclosures about market risk
continued
period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the RCF agreements) and EBITDA to Net Interest Payable (as defined in the RCF agreements). Net Debt to EBITDA must be no more than 3:1 and EBITDA to Net Interest Payable must be at least 3.5:1. The Group was in compliance with these covenants for all periods presented.
At 31 December 2009, the ratio of Net Debt to EBITDA (as defined in the RCF agreements) was 1.5:1 (30 June 2009: 1.6:1). In the period ended 31 December 2009, the ratio of EBITDA to Net Interest Payable (as defined in the RCF agreement) was 6.3:1 (30 June 2009: 6.0:1).
Commitment fees of £1 million (30 June 2009: £2 million) were payable for undrawn amounts available under the RCF, based on a rate equal to 40% of the applicable margin of 0.50% over LIBOR (30 June 2009: 40% of the applicable margin of 0.50% over LIBOR).
The currently applicable margin is 0.50% (30 June 2009: 0.50%), which is based on a Net Debt to EBITDA ratio of below 2.00:1, but above 1.00:1. Should the ratio increase to above 2.00:1 but below 3.00:1, the margin increases to 0.55%, and should the ratio fall below 1.00:1, the margin decreases to 0.45%.
The currently applicable margin under the new facility is 2.25%, which is based on a Net Debt to EBITDA ratio of below 2.00:1, but above 1.00:1. Should the ratio increase to above 2.00:1 but below 3.00:1, the margin increases to 2.50%, and should the ratio fall below 1.00:1, the margin decreases to 2.00%.
At 31 December 2009 and 31 December 2008, the Group’s annual finance costs would be unaffected by any change to the Group’s credit rating in either direction.
Foreign exchange risk
The Group’s revenues and operating expenses are substantially denominated in pounds sterling. A small proportion of operating expenses is denominated in US dollars, while a small proportion of revenues is denominated in euros. In the current period, approximately 9% of operating expenses (£218 million) was denominated in US dollars (2009: half year: approximately 8% (£182 million)) and 8% of revenues was denominated in euros (2009: half year: 9%). The US dollar expense relates mainly to the Group’s programming contracts with US suppliers, together with US dollar-denominated set-top box costs. The euro revenues are primarily due to customers located in Ireland. The Group’s exposure to euro-denominated revenue is offset to a certain extent by euro-denominated costs, relating mainly to certain transponder costs; the net position being a euro surplus (2009: half year: surplus).
During the current period, the Group managed its currency exposure on US dollar-denominated contracts by the purchase of forward exchange contracts and currency options (collars) for up to five years ahead. All US dollar-denominated forward exchange contracts and collars entered into by the Group are in respect of known cash flows and those instruments maturing over the year following 31 December 2009 represent approximately 85% (30 June 2009: 90%) of US dollar-denominated costs falling due in that year. At 31 December 2009, the Group had outstanding commitments to purchase, in aggregate, US$1,273 million (30 June 2009: US$1,060 million) at an average rate of US$1.60 to £1.00 (30 June 2009: US$1.61 to £1.00). In addition, collars were held relating to the purchase of a total of US$138 million (30 June 2009: US$174 million).
The Group has designated a number of forward exchange contracts and collars as cash flow hedges of up to approximately 80% (30 June 2009: 80%) of the Group’s exposure to US dollar payments in relation to programming and set-top box costs for a period of five years, thereafter nil (30 June 2009: five years, thereafter nil). As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is transferred to the income statement as the forecast transactions affect the income statement. For forward exchange contracts, hedge accounting is applied to changes in the full fair value. For currency options (collars), hedge accounting is only applied to changes in intrinsic value.
Any hedge ineffectiveness on the forward exchange contracts and collars is recognised directly in the income statement. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction would be recognised directly in the income statement. Certain forward exchange contracts and collars have not been designated as hedges and movements in their values continue to be recorded directly in the income statement.
During the period, the Group managed its exposure to euros for up to 18 months ahead using forward exchange contracts. This hedging represented approximately 78% of euro-denominated revenues for the period (2009: half year: 84%).
At 31 December 2009, the Group had outstanding commitments to sell, in aggregate, 416 million euros (30 June 2009: 437 million euros) at an average rate of €1.12 (30 June 2009: €1.14 to £1.00) and further commitments to purchase in aggregate 41 million euros (30 June 2009: 83 million euros) at an average rate of €1.10 (30 June 2009: €1.15 to £1.00).
The Group has designated a number of forward contracts as cash flow hedges of up to approximately 75% (30 June 2009: 75%) of the Group’s exposure to euro-denominated subscription revenues and transponder costs for the next 18 months.
As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is then reclassified into the income statement in the same periods that the forecast transactions affect the income statement.
It is the Group’s policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs.
Credit risk
The Group is exposed to default risk amounting to invested cash and cash equivalents and short-term deposits, and the positive fair value of derivative financial assets held. However, this risk is deemed to be low. Counterparty risk forms a central part of the Group’s treasury policy, which is monitored and reported on regularly. The Group manages credit risk by diversifying its exposures across a wide number of counterparties, such that the maximum exposure to any individual counterparty was less than 10% of the total asset value of instruments at the end of the period. Treasury policies ensure that transactions are only effected with strong relationship banks and all counterparties at the end of the period carried a credit rating of “A” or better.
Credit risk in our residential customer base is mitigated by billing and collecting in advance for digital television subscriptions for over 95% of our residential customer base.

20	British Sky Broadcasting Group plc Interim Management Report 2010

Liquidity risk
To ensure continuity of funding, the Group’s policy is to ensure that available funding matures over a period of years. At 31 December 2009, 69% (30 June 2009: 61%) of the Group’s total available funding (including undrawn amounts under our RCF) was due to mature in more than five years.
At 31 December 2009, the Group’s RCF was undrawn (30 June 2009: undrawn). The Group’s undrawn committed bank facilities, subject to covenants, are as follows:

	At	At
	31 December	30 June
	2009	2009
	£m	£m

Expiring in less than one year	1,000	–
Expiring in more than one year but not more than two years	–	1,000
Expiring in more than two years but not more than three years (not available for drawing until July 2010)	750	–
Expiring in more than three years but not more than four years (not available for drawing until July 2010)	–	750

The Group’s current £1 billion RCF matures on 30 July 2010. A new £750 million facility was signed in June 2009 and will be available for drawing from 30 July 2010 when the existing facility matures. The new £750 million facility matures on 31 July 2012.
On 3 April 2007, the Group established a Euro Medium Term Note programme (the “EMTN Programme”). The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the Programme is £1 billion. On 14 May 2007, under the Programme the Group issued £300 million aggregate principal amount of Eurobonds paying 6.000% interest and maturing on 14 May 2027.

British Sky Broadcasting Group plc Interim Management Report 2010	21

Condensed consolidated interim financial statements
Condensed consolidated interim financial statements prepared in accordance with IAS 34 ‘Interim Financial Reporting’
Condensed Consolidated Income Statement
for the half year ended 31 December 2009

		2010	2009	2009
		Half year	Half year	Full year
	Notes	£m	£m	£m

Revenue	2	2,873	2,601	5,359
Operating expense	3	(2,472)	(2,216)	(4,546)
Operating profit		401	385	813

Share of results of joint ventures and associates		14	10	19
Investment income		2	28	35
Finance costs		(59)	(88)	(220)
Impairment of available-for-sale investment	4	–	(59)	(191)
Profit before tax		358	276	456

Taxation		(102)	(110)	(197)
Profit for the period attributable to equity shareholders of the parent company		256	166	259

Earnings per share from profit for the period (in pence)
Basic	5	14.7p	9.5p	14.9p
Diluted	5	14.6p	9.5p	14.8p

The accompanying notes are an integral part of this consolidated income statement.
All results relate to continuing operations.
Condensed Consolidated Statement of Comprehensive Income
for the half year ended 31 December 2009

	2010	2009	2009
	Half year	Half year	Full year
	£m	£m	£m

Profit for the period attributable to equity shareholders of the parent company	256	166	259

Other comprehensive income
Amounts recognised directly in equity
Exchange differences on translation of foreign operations	5	26	19
Gain on available-for-sale investment	140	–	96
Gain on cash flow hedges	7	601	377
Tax on cash flow hedges	(2)	(168)	(105)
	150	459	387

Amounts reclassified and reported in the income statement
Cash flow hedges	(24)	(406)	(351)
Tax on cash flow hedges	7	113	98
	(17)	(293)	(253)

Other comprehensive income for the period (net of tax)	133	166	134

Total comprehensive income for the period attributable to equity shareholders of the parent company	389	332	393

The accompanying notes are an integral part of this consolidated statement of comprehensive income.
22	British Sky Broadcasting Group plc Interim Management Report 2010

Condensed Consolidated Balance Sheet
as at 31 December 2009

	31 December	31 December	30 June
	2009	2008	2009
	£m	£m	£m

Non-current assets
Goodwill	852	852	852
Intangible assets	347	325	345
Property, plant and equipment	804	751	799
Investments in joint ventures and associates	145	145	135
Available-for-sale investments	401	279	261
Deferred tax assets	18	–	17
Trade and other receivables	23	17	21
Derivative financial assets	211	582	202
	2,801	2,951	2,632

Current assets
Inventories	700	630	386
Trade and other receivables	638	705	613
Short-term deposits	–	165	90
Cash and cash equivalents	494	1,088	811
Derivative financial assets	29	178	37
	1,861	2,766	1,937

Total assets	4,662	5,717	4,569

Current liabilities
Borrowings	–	958	465
Trade and other payables	1,873	1,822	1,492
Current tax liabilities	167	203	173
Provisions	17	26	18
Derivative financial liabilities	21	62	46
	2,078	3,071	2,194

Non-current liabilities
Borrowings	2,322	2,553	2,279
Trade and other payables	70	62	66
Provisions	11	14	12
Derivative financial liabilities	57	3	82
Deferred tax liability	–	35	–
	2,460	2,667	2,439

Total liabilities	4,538	5,738	4,633

Share capital	876	876	876
Share premium	1,437	1,437	1,437
Reserves	(2,189)	(2,334)	(2,377)

Total equity (deficit) attributable to equity shareholders of the parent company	124	(21)	(64)

Total liabilities and shareholders’ equity (deficit)	4,662	5,717	4,569

The accompanying notes are an integral part of this consolidated balance sheet.
British Sky Broadcasting Group plc Interim Management Report 2010	23

Condensed consolidated interim financial statements
continued
Condensed Consolidated Cash Flow Statement
for the half year ended 31 December 2009

		2010	2009	2009
		Half year	Half year	Full year
	Notes	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	7	673	588	1,205
Interest received		2	30	47
Taxation paid		(101)	(56)	(178)
Net cash from operating activities		574	562	1,074

Cash flows from investing activities
Dividends received from joint ventures and associates		8	11	20
Net funding to joint ventures and associates		(1)	(2)	(3)
Purchase of property, plant and equipment		(109)	(126)	(261)
Purchase of intangible assets		(93)	(68)	(139)
Purchase of available-for-sale investments		–	–	(19)
Proceeds on disposal of property, plant and equipment		1	–	2
Decrease in short-term deposits		90	20	95
Net cash used in investing activities		(104)	(165)	(305)

Cash flows from financing activities
Proceeds from borrowings		–	398	398
Repayment of borrowings		(482)	(32)	(434)
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)		2	–	1
Purchase of own shares for ESOP		(42)	(40)	(40)
Interest paid		(89)	(101)	(217)
Dividends paid to shareholders		(176)	(167)	(298)
Net cash (used in) generated from financing activities		(787)	58	(590)

Effect of foreign exchange rate movements		–	1	–
Net (decrease) increase in cash and cash equivalents		(317)	456	179

Cash and cash equivalents at the beginning of the period		811	632	632
Cash and cash equivalents at the end of the period		494	1,088	811

The accompanying notes are an integral part of this consolidated cash flow statement.
24	British Sky Broadcasting Group plc Interim Management Report 2010

Condensed Consolidated Statement of Changes in Equity
for the half year ended 31 December 2009

					Available-			Shareholders’
	Share	Share	ESOP	Hedging	for-sale	Other	Retained	equity
	capital	premium	reserve	reserve	reserve	reserves	earnings	(deficit)
	£m	£m	£m	£m	£m	£m	£m	£m

At 30 June 2008	876	1,437	(37)	7	–	335	(2,786)	(168)
Profit for the period	–	–	–	–	–	–	166	166
Exchange differences on translation of foreign operations	–	–	–	–	–	26	–	26
Recognition and transfer of cash flow hedges	–	–	–	195	–	–	–	195
Tax on items taken directly to equity	–	–	–	(55)	–	–	–	(55)
Total comprehensive income for the period	–	–	–	140	–	26	166	332

Share-based payment	–	–	(37)	–	–	–	20	(17)
Tax on items taken directly to equity	–	–	–	–	–	–	(1)	(1)
Dividends	–	–	–	–	–	–	(167)	(167)
At 31 December 2008	876	1,437	(74)	147	–	361	(2,768)	(21)

Profit for the period	–	–	–	–	–	–	93	93
Exchange differences on translation of foreign operations	–	–	–	–	–	(7)	–	(7)
Revaluation of available-for-sale investment	–	–	–	–	96	–	–	96
Recognition and transfer of cash flow hedges	–	–	–	(169)	–	–	–	(169)
Tax on items taken directly to equity	–	–	–	48	–	–	–	48
Total comprehensive income for the period	–	–	–	(121)	96	(7)	93	61

Share-based payment	–	–	1	–	–	–	28	29
Tax on items taken directly to equity	–	–	–	–	–	–	(2)	(2)
Dividends	–	–	–	–	–	–	(131)	(131)
At 30 June 2009	876	1,437	(73)	26	96	354	(2,780)	(64)

Profit for the period	–	–	–	–	–	–	256	256
Exchange differences on translation of foreign operations	–	–	–	–	–	5	–	5
Revaluation of available-for-sale investment	–	–	–	–	140	–	–	140
Recognition and transfer of cash flow hedges	–	–	–	(17)	–	–	–	(17)
Tax on items taken directly to equity	–	–	–	5	–	–	–	5
Total comprehensive income for the period	–	–	–	(12)	140	5	256	389

Share-based payment	–	–	22	–	–	–	(49)	(27)
Tax on items taken directly to equity	–	–	–	–	–	–	2	2
Dividends	–	–	–	–	–	–	(176)	(176)
At 31 December 2009	876	1,437	(51)	14	236	359	(2,747)	124

The accompanying notes are an integral part of this consolidated statement of changes in equity.
British Sky Broadcasting Group plc Interim Management Report 2010	25

Condensed consolidated interim financial statements
continued
Notes to the condensed consolidated interim financial statements
1. Basis of preparation
The unaudited condensed consolidated interim financial statements for the half year ended 31 December 2009 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as adopted for use in the European Union (“EU”) and issued by the International Accounting Standards Board (“IASB”). The consolidated interim financial statements have been prepared on a going concern basis, as set out on page 18 and, except as described below, have been prepared using accounting policies and methods of computation consistent with those applied in the financial statements for the year ended 30 June 2009.
The consolidated interim financial statements are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the 2009 Annual Report. The condensed consolidated interim financial statements do not constitute statutory accounts as defined in Section 435 of the Companies Act 2006 and are unaudited for all periods presented. The financial information for the full year ended 30 June 2009 is extracted from the financial statements for that year. A copy of the statutory accounts has been delivered to the Registrar of Companies. The auditors’ report on those financial statements was unqualified and did not contain any statement under section 498(2) or (3) of the Companies Act 2006.
The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2010, this date will be 27 June 2010, this being a 52 week year (fiscal year 2009: 28 June 2009, 52 week year). The condensed consolidated interim financial statements are based on the 26 weeks ended 27 December 2009 (fiscal year 2009: 28 December 2008). For convenience purposes, the Group continues to date its consolidated financial statements as at 30 June, and its condensed consolidated interim financial statements as at 31 December.
At the beginning of the current period, the Group adopted the following accounting pronouncements that are relevant to its operations, none of which had any significant impact on its results or financial position:
IFRS 8 “Operating Segments”
IAS 1 Revised (2007) “Presentation of Financial Statements”
IAS 23 Revised (2007) “Borrowing Costs”
Amendment to IFRS 2 “Share-based Payment – Vesting Conditions and Cancellations”
IFRS 8 “Operating Segments” replaces IAS 14 “Segment Reporting” and requires the segment information presented in the financial statements to be that which is used internally by the chief operating decision maker to evaluate the performance of the business and decide how to allocate resources. The Group has identified the Board of Directors as its chief operating decision maker and as the internal reporting reviewed by the Board focuses on the operations of the Group as a whole and does not identify individual operating segments, the Group has only one reportable segment.
2. Revenue

	2010	2009	2009
	Half year	Half year	Full year
	£m	£m	£m

Retail subscription	2,294	1,984	4,177
Wholesale subscription	115	93	206
Advertising	157	165	308
Easynet	100	98	202
Installation, hardware and service	99	142	235
Other	108	119	231
	2,873	2,601	5,359

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Easynet revenue is shown separately and other revenue now principally includes income from Sky Bet, technical platform service revenue and our online portal.
Included within retail subscription revenue for the year ended 30 June 2009 is £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009.
3. Operating expense

	2010	2009	2009
	Half year	Half year	Full year
	£m	£m	£m

Programming	920	843	1,750
Transmission, technology and networks	430	339	726
Marketing	540	444	907
Subscriber management and supply chain	331	336	662
Administration	251	254	501
	2,472	2,216	4,546

Included within administration for the year ended 30 June 2009 is £3 million (2009: half year £3 million) of expense relating to legal costs incurred on the Group’s ongoing claim against EDS (the information and technology solutions provider (see note 8a)).
26	British Sky Broadcasting Group plc Interim Management Report 2010

4. Impairment of available-for-sale investment
The Group’s investment in ITV plc (“ITV”) is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review the carrying value and recorded an impairment loss of £191 million in the year ended 30 June 2009 (2009: half year: £59 million). The impairment loss was determined with reference to ITV’s closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group’s third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above the impaired value have been recorded in the available-for-sale reserve. At 24 December 2009, the last trading day of the Group’s half year, ITV’s closing equity share price was 53.9 pence.
5. Earnings per share
The weighted average number of shares for the period was

	2010	2009	2009
	Half year	Half year	Full year
	Shares	Shares	Shares
	(in millions)	(in millions)	(in millions)

Ordinary shares	1,753	1,753	1,753
ESOP trust ordinary shares	(11)	(13)	(13)
Basic shares	1,742	1,740	1,740

Dilutive ordinary shares from share options	9	6	13
Diluted shares	1,751	1,746	1,753

The calculation of diluted earnings per share excludes 14 million share options (2009: half year: 23 million; full year: 21 million), which could potentially dilute earnings per share in the future, but which have been excluded from the calculation of diluted earnings per share as they are anti-dilutive in the period.
Basic and diluted earnings per share are calculated by dividing the profit or loss for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believe should be separately identified to help explain underlying performance.

	2010	2009	2009
	Half year	Half year	Full year
	£m	£m	£m

Reconciliation from profit for the period to adjusted profit for the period
Profit for the period	256	166	259
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(7)	(11)	24
Recognition of deferred revenue (see note 2)	–	–	(36)
Deferred tax write off following change in legislation	–	6	6
Legal costs relating to claim against EDS (see note 3)	–	3	3
Impairment of available-for-sale investment (see note 4)	–	59	191
Tax effect of above items	3	3	4
Adjusted profit for the period	252	226	451

	2010	2009	2009
	Half year	Half year	Full year
	pence	pence	pence

Earnings per share from profit for the period
Basic	14.7	9.5	14.9
Diluted	14.6	9.5	14.8
Adjusted earnings per share from adjusted profit for the period
Basic	14.5	13.0	25.9
Diluted	14.4	12.9	25.7

6. Dividends

	2010	2009	2009
	Half year	Half year	Full year
	£m	£m	£m

Dividends declared and paid during the period
2008 Final dividend paid: 9.625p per ordinary share	–	167	167
2009 Interim dividend paid: 7.50p per ordinary share	–	–	131
2009 Final dividend paid: 10.10p per ordinary share	176	–	–
	176	167	298

The proposed 2010 interim dividend is 7.875 pence per ordinary share being £137 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 31 December 2009.
British Sky Broadcasting Group plc Interim Management Report 2010	27

Condensed consolidated interim financial statements
continued
Notes to the condensed consolidated interim financial statements
continued
7. Note to the condensed consolidated cash flow statement
Reconciliation of profit before taxation to cash generated from operations

	2010	2009	2009
	Half year	Half year	Full year
	£m	£m	£m

Profit before tax	358	276	456
Depreciation and impairment of property, plant and equipment	85	90	173
Amortisation and impairment of intangible assets	81	47	118
Impairment of available-for-sale investment	–	59	191
Share-based payment expense	18	23	48
Net finance costs	57	60	185
Share of results of joint ventures and associates	(14)	(10)	(19)
	585	545	1,152

Increase in trade and other receivables	(26)	(196)	(52)
Increase in inventories	(314)	(320)	(76)
Increase in trade and other payables	433	583	190
Decrease in provisions	(2)	(9)	(19)
(Decrease) increase in derivative financial instruments	(3)	(15)	10
Cash generated from operations	673	588	1,205

8. Other matters
a) Contingent assets
On 26 January 2010, the Group announced that it had won a five-year legal action against EDS (an information and technology solutions provider which provided services to the Group as part of the Group’s investment in customer management systems, software and infrastructure). The final amount of costs and damages which will be recovered by the Group will be determined by the Court in due course. However, based on the judgment, Sky anticipates that EDS will be liable to pay the Group an amount of at least £200 million. HP, the parent company of EDS, has announced it intends to seek permission to appeal the decision.
b) Contingent liabilities
On 7 May 2008, the Nomenclature Committee of the European Commission issued an Explanatory Note “EN” (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the EU. As a consequence, the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.
Management’s opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition, management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the US, Japan, Singapore and Taiwan, who have instigated WTO proceedings against the EU on this matter. The Group therefore is, in common with other affected importers, defending its position on this matter and consequently has lodged an appeal to the VAT & Duties Tribunal regarding classification of these products.
This matter has been referred by the Tribunal to the European Court of Justice. The Group has also lodged an appeal with HMRC against the assessment for retrospective duty.
As a result of the potential remedies available under the Community Customs Code, the Group considers that it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 31 December 2009 any liability should be considered contingent.
c) Guarantees
Certain subsidiaries of the Company have agreed to provide additional funding to several of their investments in limited and unlimited companies and partnerships in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the subsidiaries of the Company to their investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £8 million (2009: half year: £7 million; full year: £6 million).
d) Repayment of Guaranteed Notes
During the period, the Group repaid the US$600 million and £100 million of Guaranteed Notes repayable in July 2009. The combined July 2009 repayments resulted in a net cash outflow of £480 million, including cash flows on related hedges.
28	British Sky Broadcasting Group plc Interim Management Report 2010

9. Transactions with related parties and major shareholders
a) Entities with joint control or significant influence
The Group conducts business transactions with companies that are part of the News Corporation group (“News Corporation”), a major shareholder:

	2010	2009	2009
	Half year	Half year	Full year
	£m	£m	£m

Supply of services by the Group	15	28	40
Purchases of goods and services by the Group	(97)	(97)	(212)
Amounts owed by related parties to the Group	2	1	–
Amounts owed to related parties by the Group	(59)	(48)	(69)

Services supplied to News Corporation
During the current period, the Group supplied programming, telephony, airtime, transmission, marketing, consultancy services and set-top boxes to News Corporation.
Purchases of goods and services and certain other relationships with News Corporation
During the current period, the Group purchased programming, digital equipment, smartcards and encryption services, set-top box technologies, advertising and IT services from News Corporation companies.
In March and April 2003, News Corporation Finance Trust II, which is controlled by News Corporation, issued and sold 0.75% Beneficial Unsecured Exchangeable Securities (“BUCS”), in a private placement to certain institutions. Each BUCS is exchangeable on or after 2 April 2004, for the value of reference shares, which initially consisted of 77.09 ordinary shares of the Company for each US$1,000 original liquidation preference of BUCS. The BUCS may be tendered for redemption, at the option of the holder, on 15 March 2010, 15 March 2013, or 15 March 2018, for payment of the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution, which may be paid at the election of News Corporation in cash, ordinary shares of the Company, or News Corporation Class A common shares, or any combination thereof. In addition, on or after 20 March 2010, the trust may redeem the BUCS, at the election of News Corporation, in whole or in part, for cash or ordinary shares of the Company, or a combination thereof, at the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution. News Corporation and News America have agreed to indemnify the Group and the Group’s Directors, officers, agents and employees against certain liabilities arising out of or in connection with the BUCS.
In November 1996, a trust controlled by News Corporation, issued Exchangeable Trust Originated Preferred Securities (“Exchangeable TOPrS”), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company’s ordinary shares, or American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, from News America. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or ADSs, or any combination thereof. The warrants are redeemable at the option of News America on or after 12 November 2001, and expire on 12 November 2016. News Corporation and News America have agreed to indemnify the Group and the Group’s Directors, officers, agents and employees against certain liabilities arising out of or in connection with the Exchangeable TOPrS.
News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.
b) Joint ventures and associates
Transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed below.

	2010	2009	2009
	Half year	Half year	Full year
	£m	£m	£m

Supply of services by the Group	6	8	15
Purchases of goods and services by the Group	(27)	(25)	(51)
Amounts owed by joint ventures and associates to the Group	24	28	24
Amounts owed to joint ventures and associates by the Group	(4)	(4)	(3)

Services supplied are primarily the provision of transponder capacity, marketing, airtime sales and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £20 million (2009: half year: £18 million; full year: £19 million) relating to loan funding. These loans bear interest at rates of three month LIBOR plus 0.450%, six month LIBOR plus 1.500% and one month and six month LIBOR plus 1.000%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the period was £20 million (2009: half year: £19 million; full year: £19 million).
During fiscal 2010, the Group took out a number of forward exchange contracts with counterparty banks on behalf of two joint ventures: Chelsea Digital Media Limited and AETN (UK) Limited. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts. The Group was not exposed to any of the net gains or losses on these forward contracts.
The face value of forward exchange contracts that had not matured as at 31 December 2009 was £2 million (2009: half year: £4 million; full year: £3 million).
British Sky Broadcasting Group plc Interim Management Report 2010	29

Condensed consolidated interim financial statements
continued
Notes to the condensed consolidated interim financial statements
continued
9. Transactions with related parties and major shareholders (continued)
During the current period, US$3 million (2009: half year: US$4 million; full year: US$9 million) was paid to the joint ventures upon maturity of forward exchange contracts and US$1 million (2009: half year: US$1 million; full year: US$2 million) was received from joint ventures upon maturity of forward exchange contracts.
During the current period, £1 million (2009: half year: £2 million; full year: £4 million) was received from the joint ventures upon maturity of forward exchange contracts, and £1 million (2009: half year: £1 million; full year: £1 million) was paid to the joint ventures upon maturity of forward exchange contracts.
c) Other transactions with related parties
During fiscal 2008, Amstrad agreed to pay compensation to Sky Italia (a related party of the Group) in relation to a high level of subscriber product returns. No further costs have been incurred during the period and no provision (2009: half year: £1.5 million; full year: £1 million) remained at 31 December 2009 in relation to this liability.
A close family member of one Director of the Group has a controlling interest in Shine Limited (“Shine”), in which the Group also has a 13% equity shareholding. During the period, the Group incurred programming and production costs for television of £1 million (2009: half year: £1 million; full year: £10 million) from Shine. At 31 December 2009, there were no outstanding amounts (2009: half year: less than £1 million; full year: nil) due to Shine.
A close family member of one Director of the Group is a director of Freud Entertainment Limited (“Freud”), which has provided external support to the press and publicity activities of the Group. During the period, the Group incurred expenditure of less than £1 million with Freud (2009: half year: less than £1 million; full year: £1 million). At 31 December 2009, 30 June 2009 and 31 December 2008, there were no outstanding amounts due to or from Freud.
In addition to the foregoing, the Group has engaged in a number of transactions with companies of which some of the Group’s Directors are also directors.
d) Key management
The Group has a related party relationship with the Directors of the Group. At 31 December 2009, there were 14 (2009: half year: 14; full year: 14) members of key management, all of whom were Directors of the Group. Key management compensation is provided below:

	2010	2009	2009
	Half year	Half year	Full year
	£m	£m	£m

Short-term employee benefits	2	2	4
Share-based payments	2	3	7
	4	5	11

Post employment benefits were less than £1 million in each period.
10. Events after the balance sheet date
On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. This investment has been the subject of a review by the Competition Commission (“CC”) and the Secretary of State (“SoS”) for Business, Enterprise and Regulatory Reform (now the Department for Business, Innovation and Skills) and the subject of appeals to the Competition Appeal Tribunal and to the Court of Appeal (“CoA”) (see “Review of the business – Principal risks and uncertainties” for further details).
On 21 January 2010 the CoA handed down its judgment, upholding the Group’s appeal on the media plurality issue, thereby affirming the CC’s interpretation of the media plurality provisions of the relevant legislation, and rejecting the Group’s appeal with respect to the competition issues and the remedial direction that the Group divest the ITV shares such that the Group would hold less than 7.5% of ITV’s issued share capital. As a result, the report of the CC and adverse public interest finding of the SoS (including the remedial direction) are upheld.
The Group’s application to the CoA for permission to appeal the CoA judgment to the Supreme Court, was rejected on 21 January 2010. The Group has until 18 February 2010 to apply directly to the Supreme Court for permission to appeal the CoA’s judgment and is currently considering its position.
On 26 January 2010, the Group announced that it had won a five-year legal action against EDS (see note 8a for further details).
30	British Sky Broadcasting Group plc Interim Management Report 2010

Glossary of terms

Useful definitions	Description

365 Media	365 Media Group Limited

ADS	American Depositary Share (each ADS currently represents four ordinary shares of BSkyB)

Bonus channel	A channel provided to a customer in addition to one or more subscription channels, but at no incremental cost to the customer

BSkyB or the Company	British Sky Broadcasting Group plc

Churn	The number of customers over a given period that terminate their subscription in its entirety, net of former customers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as an annualised percentage of total average customers for the period

Customer	A subscriber to a DTH service

DSL	Digital Subscriber Line

DTH	Direct-to-Home: the transmission of satellite services with reception through a minidish. The Group also retails certain Sky Channels to a limited number of DSL subscribers (references throughout to “DTH customers’’ include DSL subscribers)

DTT	Digital Terrestrial Television: digital signals delivered to homes through a conventional aerial, converted through a set-top box or integrated digital television set

EPG	Electronic Programme Guide

ESOP	Employee Share Ownership Plan

ESPN	Entertainment and Sports Programming Network broadcasting the ESPN, ESPN Classic, ESPN America and ESPN HD Channels

Fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year

Freeview	The free DTT offering available in the UK

GAAP	Generally Accepted Accounting Principles

The Group	BSkyB and its subsidiary undertakings

Half year or fiscal half year	Refers to the six month period ended on the Sunday nearest to 31 December of the given half year period

HD	High Definition Television

HMRC	Her Majesty’s Revenue and Customs

IFRS	International Financial Reporting Standards

IP	Internet Protocol: the mechanism by which data packets may be routed between computers on a network

IPTV	Internet Protocol Television

LLU	Local Loop Unbundling: a process by which BT’s exchange lines are physically disconnected from BT’s network and connected to other operators’ networks. This enables operators other than BT to use the BT local loop to provide services to customers

Minidish	Satellite dish required to receive digital satellite television

MPF	Metallic Path Facilities which occur where a single communications provider uses the local loop to provide both broadband and voice services over its network

Multiroom	Installation of an additional set-top box in the household of an existing customer

Ofcom	UK Office of Communications
British Sky Broadcasting Group plc Interim Management Report 2010	31

Glossary of terms
continued

Useful definitions	Description

PL	Premier League

Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels

Premium Sky Distributed Channels	Disney Cinemagic, MUTV, Chelsea TV and Music Choice Extra

PVR	Personal Video Recorder: satellite decoder which utilises a built-in hard disk drive to enable viewers to record without videotapes, pause live television and record one programme while watching another

RCF	Revolving Credit Facility

Set-top box	Digital satellite equipment, responsible for receiving, converting and sending the picture and sound of a broadcast to the associated television set

Sky	British Sky Broadcasting Group Plc and its subsidiary undertakings

Sky+	Sky’s fully-integrated PVR and satellite decoder. This includes Sky+ decoders.

Sky+HD	High Definition box with PVR functionality, formerly known as Sky HD

Sky Active	The brand name for Sky’s transactional interactive television services, including customer services, games, betting and messaging

Sky Basic Channels	Sky1, (and its simulcast version, Sky1 HD), Sky2, Sky3, Sky News, Sky Travel, Sky Real Lives (and its multiplex versions, Sky Real Lives +1 and Sky Real Lives 2 and the simulcast Sky Real Lives HD), Sky Sports News, Sky Arts 1 and Sky Arts 2 (including their simulcast versions Sky Arts 1 HD and Sky Arts 2 HD) Sky Vegas, Sky Poker.com

Sky Bet	Sky’s betting services, provided through set-top boxes, the internet and via phone

Sky Broadband	Home broadband service provided exclusively for Sky digital customers. UK Online customers are excluded from quoted subscriber figures

Sky Box office	Our pay-per-view service offering movies, sporting events and concerts

Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels

Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH customers

Sky Premium Channel Package	DTH subscription package which includes one or more of the Sky Premium Channels

Sky Premium Channels	Sky Movies Pack 1 (Sky Movies Comedy (& HD), Sky Movies Classics, Sky Movies Modern Greats (& HD), Sky Movies Family (& HD) and Sky Movies Screen 1 (& HD)), Sky Movies Pack 2 (Sky Movies Action/Thriller (& HD), Sky Movies Indie (& HD), Sky Movies SciFi/Horror (& HD), Sky Movies Drama (& HD) and Sky Movies Screen 2 (& HD)) and Bonus Channels (Sky Movies Premiere (& HD) and Sky Movies Premiere +1), Sky Sports 1 (& HD1), Sky Sports 2 (& HD2), Sky Sports 3 (& HD3) and Sky Sports 4. Channels have an HD simulcast where specified. (Sky Sports HD3 will simulcast Sky Sports 4 programming occasionally)

Sky Talk	Home telephony service provided exclusively for Sky digital customers

Transponder	Communication devices on satellites which send programming signals to minidishes

VM	Virgin Media
32	British Sky Broadcasting Group plc Interim Management Report 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: January 28, 2010	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary